The Descartes Systems Group Inc.

Annual and Special Meeting of Shareholders

to be held on

June 2, 2011

THE DESCARTES SYSTEMS GROUP INC.
Notice of Annual and Special Meeting of Shareholders (“Notice of Meeting”)
Thursday, June 2, 2011

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting (the “Meeting”) of holders of common shares (“Common Shares”) of The Descartes Systems Group Inc. (the “Corporation”) will be held on Thursday, June 2, 2011, in the Schubert Salon C at Waterloo Inn at 475 King Street North, Waterloo, Ontario, Canada at 10:00 a.m. (Waterloo, Ontario time) for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the fiscal year ended January 31, 2011, together with the auditors’ report thereon;

2.	to elect directors;

3.	to re-appoint auditors and to authorize the directors to fix the remuneration of the auditors;

4.	to consider and, if thought advisable, approve the continuance, amendment and restatement of the Corporation’s Shareholder Rights Plan;

5.	to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting. All shareholders are invited to attend the Meeting. A shareholder of record at the close of business on May 3, 2011 will be eligible to vote at the Meeting.

Registered shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the attention of the Proxy Department of Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, facsimile number (866) 249-7775. To be effective, a proxy must be received by Computershare Investor Services Inc. not later than 10:00 a.m. (Waterloo, Ontario time) on June 1, 2011 or, in the case of any adjournment of the Meeting, not less than 24 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment. The return of the form of proxy will not affect your right to vote in person if you attend the Meeting.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

Dated at Waterloo, Ontario, Canada on May 6, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

J. Scott Pagan
EVP, Corporate Development, General Counsel & Corporate Secretary

THE DESCARTES SYSTEMS GROUP INC.

Management Information Circular

for the

Annual and Special Meeting of Shareholders

Thursday, June 2, 2011

SOLICITATION OF PROXIES

This management information circular (this “Circular”) is furnished in connection with the solicitation by and on behalf of management (the “Management”) of The Descartes Systems Group Inc. (the “Corporation”) of proxies to be used at the Corporation’s annual and special meeting (the “Meeting”) of holders of common shares of the Corporation (the “Common Shares”) to be held on Thursday, June 2, 2011 at 10:00 a.m. (Waterloo, Ontario time) or at any adjournment(s) thereof.  It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement, by telephone by employees of the Corporation without special compensation, or by the Corporation’s transfer agent, Computershare Investor Services Inc., at a nominal cost. The cost of solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDER

The persons specified in the enclosed form of proxy are officers of the Corporation.  A shareholder has the right to appoint as a proxyholder a person or company (who need not be a shareholder of the Corporation) other than the persons designated by Management of the Corporation in the enclosed form of proxy to attend and act on the shareholder’s behalf at the Meeting or at any adjournment(s) thereof.  Such right may be exercised by inserting the name of the person or company in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

A person or company whose name appears on the books and records of the Corporation as a holder of Common Shares is a registered shareholder. A non-registered shareholder is a beneficial owner of Common Shares whose shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

To be effective, a proxy must be received by Computershare Investor Services Inc. not later than 10:00 a.m. (Waterloo, Ontario time) on June 1, 2011 or, in the case of any adjournment of the Meeting, not less than 24 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment.

Registered Shareholders

A registered shareholder can vote Common Shares owned by it at the Meeting in one of two ways – either in person at the Meeting or by proxy. A registered shareholder who wishes to vote in person at the Meeting should not complete or return the form of proxy included with this Circular. Those registered shareholders choosing to attend the Meeting will have their votes taken and counted at the Meeting. A registered shareholder who does not wish to attend the Meeting or does not wish to vote in person should properly complete and deliver the enclosed form of proxy, and the Common Shares represented by the shareholder’s proxy will be voted or withheld from voting in accordance with the instructions indicated on the form of proxy, or any ballot that may be called at the Meeting or any adjournment(s) thereof.

A registered shareholder may submit his or her proxy by mail or by facsimile in accordance with the instructions below.

Voting by Mail. A registered shareholder may vote by mail by completing, dating and signing the enclosed form of proxy and returning it using the envelope provided or otherwise to the attention of the Corporation’s transfer agent at the Proxy Department of Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1.

Voting by Facsimile. A registered shareholder may vote by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to Computershare Investor Services Inc. at (866) 249-7775.

Non-Registered Shareholders

The Corporation has distributed copies of this Circular and accompanying Notice of Meeting to intermediaries for distribution to non-registered shareholders. Unless the non-registered shareholder has waived his or her rights to receive these materials, an intermediary is required to deliver them to the non-registered shareholder and to seek instructions on how to vote the Common Shares beneficially owned by the non-registered shareholder. In many cases, intermediaries will have used a service company to forward these Meeting materials to non-registered shareholders.

Non-registered shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of the following two ways.

Usually a non-registered shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary. In this case, a non-registered shareholder cannot use the mechanisms described above for registered shareholders and must follow the instructions provided by the intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the internet).

Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but is otherwise not completed. This form of proxy does not need to be signed by the non-registered shareholder. In this case, the non-registered shareholder can complete the proxy and vote by mail or facsimile only, as described above for registered shareholders.

These procedures are designed to enable non-registered shareholders to direct the voting of their Common Shares. Any non-registered shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or to have another person attend and vote on their behalf) should, in the case of a form of proxy, strike out the names of the persons identified in the form of proxy as the proxyholder and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions provided by the intermediary. In either case, the non-registered shareholder should carefully follow the instructions provided by the intermediary.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the shareholder or by the shareholder’s attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the shareholder or by the shareholder’s attorney, who is authorized in writing, to the attention of the Corporate Secretary of the Corporation at 120 Randall Drive, Waterloo, Ontario, Canada, N2V 1C6, or facsimile number (519) 883-4442, at any time up to and including the last business day preceding the date of the Meeting, or in the case of any adjournment of the Meeting, on the last business day preceding the date of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A shareholder may also revoke a proxy in any other manner permitted by law.

VOTING OF PROXIES

On any ballot that may be called for, Common Shares represented by properly executed proxies in favour of the persons specified in the enclosed form of proxy will be voted for or withheld from voting in accordance with the instructions given thereon. If the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. If no choice is specified in the proxy with respect to a particular matter, the Common Shares represented by the proxy will be voted FOR such matter.

The enclosed form of proxy confers discretionary authority upon the persons specified in the proxy to decide how to vote on any amendment(s) or variation(s) to matters identified in the accompanying Notice of Meeting and on any other matters which may properly come before the Meeting or any adjournment(s) thereof. As of the date of this Circular, Management is not aware of any such amendment, variation or other matters. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting, or any other matters that are not now known to Management, should properly come before the Meeting or any adjournment thereof, the Common Shares represented by proxies given in favour of the persons designated by Management in the enclosed form of proxy will be voted by those persons pursuant to such discretionary authority.

VOTING OF SHARES

As at May 3, 2011, the Corporation had 62,182,877 Common Shares issued and outstanding, each entitling the holder to one vote. The board of directors (the “Board” or the “Board of Directors”) has fixed May 3, 2011 as the record date for the Meeting. Shareholders of record at the close of business on May 3, 2011 are entitled to vote the Common Shares registered in their name at that date on each matter to be acted upon at the Meeting.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that proxies and votes are tabulated by the Corporation’s transfer agent. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Corporation or its shareholders.

At least two people present at the Meeting, in person or by proxy, holding or representing by proxy not less than 20% of the Common Shares entitled to vote at the Meeting shall constitute a quorum at the Meeting. A quorum is required only at the opening of the Meeting. Each Common Share is entitled to one vote, without cumulation, on each matter to be voted on at the Meeting. A simple majority of the applicable votes cast at the Meeting, whether in person or by proxy, will constitute approval of any matter submitted to a vote.

The Corporation has been granted an exemption from the rules of the NASDAQ Stock Market (“NASDAQ”) that require a quorum at any meeting of the holders of Common Shares of no less than 33 1/3% of the outstanding Common Shares. This exemption was granted because this requirement is not consistent with generally accepted business practices in Canada. In particular, Section 139(1) of the Canada Business Corporations Act provides that a company’s by-laws may set the quorum requirements for a meeting of shareholders.

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the directors and executive officers of the Corporation, as at May 3, 2011, no person or company beneficially owned or controlled or directed, directly or indirectly, more than 10% of the votes attached to the outstanding Common Shares except for the following:

Acuity Investment Management Inc., which reported on April 8, 2011 that at March 31, 2011 it beneficially owned or controlled or directed, directly or indirectly, 8,155,200 Common Shares, representing 13.11% of the Common Shares outstanding as at May 3, 2011.

CURRENCY

In this Circular, unless otherwise specified or the context otherwise requires, all references to “$” and “US$” are to U.S. dollars and all references to “Cdn.$” are to Canadian dollars. All currency amounts, except where otherwise indicated, have been converted into U.S. dollars at the closing foreign exchange rate on January 31, 2011, the last business day of fiscal 2011. At that date, the exchange rate, as reported by the Bank of Canada, was US$1.00 = Cdn.$1.0022.

MATTERS TO BE ACTED UPON AT THE MEETING

1.           Presentation of Financial Statements

The audited consolidated financial statements of the Corporation for the fiscal year ended January 31, 2011 and the report of the auditors thereon accompany this Circular or have been mailed to shareholders separately and will be submitted to the Meeting. No vote will be taken on the financial statements.

2.           Election of Directors

The number of directors to be elected at the Meeting is six. Under the Corporation’s current by-laws, directors of the Corporation are elected annually. Each director will hold office until the next annual meeting or until the successor of such director is duly elected or appointed, unless such office is earlier vacated in accordance with the by-laws.

The nominees proposed for election as directors, who were recommended to the Board of Directors by the Nominating Committee, are listed under the heading “Director Nominees” in the table below.

The Board of Directors has adopted a policy (the “Majority Voting Policy”) whereby any nominee in an uncontested election who receives, from the Common Shares voted at the Meeting in person or by proxy, a greater number of Common Shares withheld from voting than Common Shares voted in favour of his or her election, must promptly tender his or her resignation to the Chairman of the Board, to take effect on acceptance by the Board. The Corporate Governance Committee will promptly consider such tendered resignation and make a recommendation to the Board as to the action to be taken with respect to such tendered resignation. The Board will have 90 days following the date of the applicable annual meeting of shareholders to act on the Corporate Governance Committee’s recommendation. Following the Board of Directors’ decision on the resignation, the Board of Directors shall promptly disclose, via press release, its decision whether to accept the director’s resignation offer including the reasons for the Board of Directors rejecting the resignation offer, if applicable. The director will not participate in any committee or Board deliberations on the resignation offer.

In the absence of a contrary instruction, the persons designated in the enclosed form of proxy intend to vote FOR the nominees listed under the heading “Director Nominees”. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth information regarding each person proposed to be nominated for election as a director, including the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by such person or the person’s associates or affiliates as at the date of this Circular. In the table, information as to Common Shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed nominees individually.

Director Nominees	Director Since	Common Shares	Deferred Share Units	Restricted Share Units	Stock Options
David Anderson, B.A., Ph.D. Biddeford, Maine, U.S.A.	-	1,000	0	0	0
Since 2003, Mr. Anderson has served as managing director of Supply Chain Ventures, LLC, a venture capital and consulting company specializing in marketing, sales and operations software investing. Prior to founding Supply Chain Ventures, from 1990 to 2002, Mr. Anderson was a managing partner at Accenture, a global management consulting, technology services and outsourcing company where he was instrumental in building Accenture’s supply chain management practice in North America, Asia and Europe. Before joining Accenture, Mr. Anderson previously served as a vice president in charge of logistics consulting of Temple, Barker & Sloane, Inc. (now Oliver Wyman) and a vice president of Data Resources, Inc. (now part of IHS/Global Insights, Inc.). Mr. Anderson is a Fellow of the Chartered Institute of Logistics and Transport in the United Kingdom and a Member of the Supply Chain Management Professionals in the United States. Mr. Anderson serves on the board of directors of privately-owned U.S. corporations Aiko Biotechnology and AvenueRight, serves as Chairman of Control Group, Inc., and as an advisory board member of Steelwedge Software, Inc. Mr. Anderson has been awarded a Bachelor of Arts degree from the University of Connecticut and a Doctor of Philosophy degree in econometrics and finance from Boston College. From December 2006 to October 2009, Mr. Anderson was a director of New Vine Logistics, Inc. (“New Vine”). New Vine was a privately-held provider of fulfillment and compliance solutions for direct-to-consumer winery shipments. In July 2009, Inertia Beverage Group, a senior debt holder in New Vine, foreclosed on its debt and then subsequently acquired all of the assets of New Vine in a public auction. On October 23, 2009 New Vine filed a voluntary petition for liquidation under Chapter 7 in the US Bankruptcy Court for the Northern District of California.

David I. Beatson Hillsborough, California, U.S.A. Member of the Audit Committee Member of the Compensation Committee	2006	0	12,308	4,357	60,000
Since December 2006, Mr. Beatson has been CEO of GlobalWare Solutions, a full-service provider of supply chain management solutions with operations in North America, Europe and Asia. Since August 2001, Mr. Beatson has been head of Ascent Advisors, LLC, a San Francisco Bay Area consulting firm focusing on strategic planning and mergers and acquisitions. From June 2003 to April 2005, Mr. Beatson was President and Chief Executive Officer of North America for Panalpina, Inc., a world-leading global transportation and logistics supplier based in Basel, Switzerland. Previously, Mr. Beatson served as Chairman, President and CEO of Circle International Group, Inc., a global transportation and logistics company, and as President and CEO of US-based air-freight forwarder Emery Worldwide. Mr. Beatson serves as an industry representative member of the Executive Advisory Committee to the National Industrial Transportation League, on the board of directors of PFSweb, Inc. (NASDAQ: PFSW) and on several other corporate and industry boards.

Eric Demirian, B.BM., C.G.A., C.A. Toronto, Ontario, Canada	-	0	0	0	0
Mr. Demirian is a Chartered Accountant and Certified General Accountant. Since 2003, Mr. Demirian has served as president of Parklea Capital, Inc., an investment banking and corporate finance firm providing services to small- and mid-market public and private companies. Prior to Mr. Demirian’s position at Parklea, he held the position of executive vice president of Group Telecom, Inc. (“GT Inc.”) from 2000 to 2003. From 1983 to 2000, Mr. Demirian with PriceWaterhouseCoopers LLP where he was a partner and head of Information and Communication Practice. Mr. Demirian serves on the board and is chair of the audit committee of Enghouse Systems Ltd. (TSX:ESL), and is a director of Imax Corporation (NYSE:IMAX, TSX:IMX). Mr. Demirian is a former director and chair of the audit committee of a number of public companies, including Menu Foods Income Fund (2005-2010) and Keystone North America Inc. (2007-2010). Mr. Demirian was executive vice president of GT Inc. and its operating subsidiary GT Group Telecom Services Inc. (“GT Services”) from January 2000 to February 2003 and a director of GT Inc. from June 2002 to August 2002. GT Inc. was a publicly traded telecommunications corporation listed on the TSX and NASDAQ. In June 2002, GT Inc. and GT Services made an application under the Corporation Creditors Arrangement Act (Canada) and under Chapter 11 of the United States Bankruptcy Code. In February 2003, GT Services and all of the operations were sold to a competitor and GT Inc. underwent bankruptcy proceedings.

Chris Hewat, LL.B., M.B.A. Toronto, Ontario, Canada Member of the Corp. Governance Committee	2000	1,000	15,637	4,357	30,000
Mr. Hewat is a partner in the law firm of Blake, Cassels & Graydon LLP, having joined the firm in 1987. Mr. Hewat's practice consists of advising companies and investment dealers with respect to securities and business law matters, with particular focus on private and public offerings of securities, mergers and acquisitions, and securities regulatory requirements. Mr. Hewat has served as a director of a number of private and public companies.

Arthur Mesher Waterloo, Ontario, Canada Chief Executive Officer	2005	17,800	0	265,731	638,106
Mr. Mesher is the Chief Executive Officer of the Corporation. Mr. Mesher first joined the Corporation in 1998 as Executive Vice-President, Strategic Development. Before joining the Corporation, Mr. Mesher launched Integrated Logistics Strategies Services for the Gartner Group, building the practice into a leading advisor to major global corporations. Prior to Gartner, Mr. Mesher was president of Advanced Logistics Research, where he helped numerous multinational companies develop and deploy emerging technology-based supply chain strategies.

Mr. Stephen Watt, B.Sc., M.Math, Ph.D. London, Ontario, Canada Member of the Compensation Committee Chair of the Corp. Governance Committee Chair of the Nominating Committee	2001	0	46,040	4,357	30,000
Mr. Watt is professor of Computer Science at the University of Western Ontario and served as Chair of the Computer Science department from 1997-2002. There, he directs the Ontario Research Centre for Computer Algebra. Prior to joining the faculty at the University of Western Ontario, Mr. Watt was a member of the research staff at the IBM T.J. Watson Research Center and professor at the University of Nice. Mr. Watt's areas of research include computer algebra, programming languages, compiler implementation and pen-based computing. Mr. Watt has received several research awards, including the 1999 Ontario Premier's Research Excellence Award and the 2002 Distinguished Research Professorship from the University of Western Ontario. In 2011, Mr. Watt was named Distinguished University Professor of the University of Western Ontario, the university's highest recognition for academics. Mr. Watt has also served as a director of Waterloo Maple Inc. and currently serves as a director of The Fields Institute for Research in Mathematical Sciences. Mr. Watt served as Chairman of the Board of the Corporation from September 2003 to May 2007.

3.	Re-appointment of Auditors and Authorization of Board of Directors to fix the Remuneration of the Auditors

At the Meeting, the holders of Common Shares will be requested to vote on the re-appointment of Deloitte & Touche LLP, Independent Registered Chartered Accountants and Licensed Public Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors’ remuneration. Deloitte & Touche LLP have been the auditors of the Corporation since the fiscal year ended January 31, 1997. For the fiscal year ended January 31, 2011 (“fiscal 2011”) and the fiscal year ended January 31, 2010 (“fiscal 2010”), the Corporation incurred the fees set out below for the services of Deloitte & Touche LLP. Fees billed in Canadian dollars are presented in U.S. dollars using the Bank of Canada closing foreign exchange rate on the last business day of the applicable fiscal period.

Audit Fees
Audit fees were approximately $513,490 for fiscal 2011 as compared to $457,616 for fiscal 2010. Audit fees consist of fees for professional services rendered for the audit of the Corporation’s consolidated annual financial statements and the accompanying attestation report regarding the Corporation’s internal control over financial reporting contained in the Corporation’s Annual Report on Form 40-F, the review of financial information included in the Corporation’s interim financial reports, and services provided in connection with statutory and regulatory filings or engagements including fees for statutory audit of the Corporation’s foreign subsidiaries.

Audit-Related Fees
Audit-related fees were approximately $59,898 for fiscal 2011 as compared to $201,167 for fiscal 2010. Such fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as “Audit Fees”, and include accounting research concerning financial accounting and reporting standards.

Tax Fees
Tax fees were approximately $24,458 for fiscal 2011 and nil for fiscal 2010. Tax fees consist of fees for professional services rendered for tax advice and planning.

All Other Fees
All other fees were approximately $1,377 for fiscal 2011 and nil for fiscal 2010. All other fees consist of non-audit related advisory services.

In the absence of a contrary instruction, the persons designated by Management of the Corporation in the enclosed form of proxy intend to vote FOR the re-appointment of Deloitte & Touche LLP, Independent Registered Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and to authorize the Board of Directors to fix the auditors’ remuneration.

4.	Continuation, Amendment and Restatement of Shareholder Rights Plan

At the Meeting, shareholders will be asked to consider, and if thought advisable, to approve, with or without amendment, a resolution (the “Rights Plan Resolution”) approving the continuation, amendment and restatement of the shareholder rights plan of the Corporation. The text of the Rights Plan Resolution is attached as Schedule “A” hereto.

Background

The Corporation and Computershare Investor Services Inc. (the “Rights Agent”) entered into an agreement dated as of May 29, 2008 to implement the Amended and Restated Shareholder Rights Plan (the “Rights Plan”), which amended and restated a predecessor of the Rights Plan that was originally established in 2004. The Rights Plan was confirmed by the shareholders at the annual and special meeting of shareholders held on May 29, 2008. Under the terms of the Rights Plan and the requirements of the Toronto Stock Exchange (the “TSX”), the continued existence, amendment and restatement of the Rights Plan, which is the subject to the Rights Plan Resolution, requires the approval of (i) a simple majority of the votes cast in favour of the Rights Plan Resolution by all shareholders, whether in person or by proxy; (ii) a simple majority of the votes cast in favour of the Rights Plan Resolution by the Independent Shareholders (as defined in the Rights Plan), whether in person or by proxy; and (iii) a simple majority of the votes cast in favour of the Rights Plan Resolution by all shareholders without giving effect to any votes cast (a) by any shareholders that, directly or indirectly, on its own or in concert with others, holds or exercises control over more than 20% of the outstanding Common Shares, if any, and (b) by the associates, affiliates and insiders (each within the meaning of the rules of the TSX) of any shareholder referred to in (a) above (any shareholder referred to in (a) or (b) is hereinafter referred to as an “Excluded Shareholder”), whether in person or by proxy. An “Independent Shareholder” is generally any shareholder other than an “Acquiring Person” (as defined in the Rights Plan) and its associates and affiliates. An Acquiring Person is usually a shareholder that is trying to acquire 20% or more of a corporation’s common shares. As of the date of this Circular, the Corporation is not aware of any shareholder that would not be considered an Independent Shareholder, for the purposes of the Rights Plan, or that would be an Excluded Shareholder and therefore it is anticipated that all shareholders will be eligible to vote their Common Shares on the resolution to continue and restate the Rights Plan. The Corporation’s Board of Directors has approved an amended and restated shareholder rights plan which is to be dated June 2, 2011 (the “Amended Rights Plan”) if approved at the Meeting.

The Amended Rights Plan continues (with the changes described below) a right (which may only be exercised if a person acquires control of 20% or more of the Common Shares) for each shareholder, other than the person that acquires 20% or more of the Common Shares, to acquire additional Common Shares at one-half of the market price at the time of exercise. This significantly dilutes the share position of the person that acquires 20% or more of the Common Shares and practically prevents that person from acquiring control of 20% or greater of the Common Shares unless the rights plan has been withdrawn or the buyer makes a Permitted Bid (as defined in the Amended Rights Plan).  The most common approaches that a buyer may take to have a rights plan withdrawn are to negotiate with the board of directors of the target issuer to have the rights plan waived, or to apply to a securities commission to order withdrawal of the rights plan. Both of these approaches will give the Board of Directors more time and control over any sale process and increase the likelihood of maximizing shareholder value.  See “Objectives of the Amended Rights Plan” below.

The Amended Rights Plan contains the following amendments to the Rights Plan:

(i)
The recitals contained in the introduction to the Rights Plan have been revised to confirm that the Board of Directors has determined that it is advisable and in the best interests of the Corporation to continue the Rights Plan by adopting the Amended Rights Plan to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over offer or bid for the Common Shares and to ensure that the Board of Directors is provided with sufficient time to evaluate unsolicited take-over bids for the Corporation and to assess alternatives to maximize shareholder value that may include, without limitation, the continued implementation of the Corporation’s long-term strategic plans, as those may be modified by the Corporation from time to time.  See “Objectives of the Amended Rights Plan” below for a description of the alternatives that the Board of Directors could pursue in such circumstances.

(ii)
The provisions of the Rights Plan which address the effective date and shareholder review of the Rights Plan have been revised to specify the shareholder approval required to continue the Amended Rights Plan in 2014 by any stock exchange on which the Common Shares may then be listed.

(iii)
The provisions of the Rights Plan which address the shareholder approval required to continue the Amended Rights Plan in the future have been revised to provide that at or prior to the annual meeting of the shareholders of the Corporation in 2014, provided that a Flip-in Event (as defined in the Amended Rights Plan) has not occurred prior to such time, the Board of Directors shall submit a resolution ratifying the continued existence of Amended Right Plan to: (a) the Independent Shareholders (as defined in the Amended Rights Plan) for their consideration and, if thought advisable, approval; and (b) if required by the rules and regulations of any stock exchange on which the Common Shares are then listed, all holders of Common Shares for their consideration and, if thought advisable, approval.  Unless the majority of the votes cast by the Independent Shareholders and, if the approval of all holders of Common Shares is required pursuant clause (b) of the immediately preceding sentence, the majority of the votes cast by all holders of Common Shares who vote in respect of such resolution are voted in favour of the continued existence of the Amended Rights Plan, the Board of Directors shall, immediately upon the confirmation by the chairman of such shareholders’ meeting of the results of the votes on such resolution and without further formality, be deemed to elect to redeem the Rights issued and outstanding under the Rights Plan.

(iv)
A provision has been added to the Amended Rights Plan to confirm that nothing in the Amended Rights Plan is to be construed so as to suggest or imply that the Board of Directors shall not be entitled to recommend that the shareholders reject or accept any take-over bid or take any action in respect of a take-over bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

(v)
The definition of “Stock Acquisition Date” has been amended to allow the Board of Directors to determine, whenever appropriate, a later time for the deemed occurrences of said event. This amendment is consistent with (i) shareholder rights plans of other issuers; and (ii) other provisions of the Amended Rights Plan, including the determination by the Board of Directors, whenever appropriate, of the “Separation Time”.

(vi)	Amendments of an administrative nature have been incorporated into the Amended Rights Plan to address compliance with privacy laws.

Apart from the above-mentioned amendments and certain other non-substantive amendments of a “housekeeping” nature to permit greater clarity and consistency, the Amended Rights Plan is identical to the Rights Plan in all material respects. If the Rights Plan Resolution is passed at the Meeting, the Corporation and Rights Agent will execute the Amended and Restated Shareholder Rights Plan Agreement (the “Amended Rights Plan Agreement”) as of the date the resolution is passed and the Amended Rights Plan will come into effect. If the resolution is not passed, the Rights Plan will become void and of no further force and effect, the Amended Rights Plan Agreement will not be executed and the Amended Rights Plan will not become effective and the Corporation will no longer have any form of shareholder rights plan.

Summary of the Amended Rights Plan and Copy of the Amended Rights Plan Agreement

A summary of the key features of the Amended Rights Plan is attached as Schedule “B” hereto. All capitalized terms used in this section of the Circular and Schedule “B” have the meanings set forth in the Amended Rights Plan unless otherwise indicated. The complete text of the Amended Rights Plan is available on the Corporation’s website at www.descartes.com. The complete text of the Rights Plan is available on SEDAR at www.sedar.com. Both the Rights Plan and the Amended Rights Plan are also available to any shareholder on request from the Secretary of the Corporation. Shareholders wishing to receive a copy of the Rights Plan or the Amended Rights Plan should contact the Corporation by telephone at (519) 746-6114 or by facsimile at (519) 883-4442, in both cases to the attention of the Corporate Secretary of the Corporation.

Objectives of the Amended Rights Plan

The Amended Rights Plan is not being confirmed, amended or restated in response to or in anticipation of any pending or threatened take-over bid, nor to deter take-over bids generally. As of the date of this Circular, the Board of Directors is not aware of any third party considering or preparing any proposal to acquire control of the Corporation.  The primary objectives of the Amended Rights Plan are to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any Take-over offer or bid for the Common Shares by, among other things, providing adequate time for competing bids to emerge and attempting to ensure that shareholders have an equal opportunity to participate in such a bid and to give them adequate time to properly assess the bid and lessen the pressure to tender typically encountered by a securityholder of an issuer that is subject to a bid and to ensure that the Board of Directors is provided with sufficient time to evaluate unsolicited take-over bids for the Corporation and to assess alternatives to maximize shareholder value that may include, without limitation, the continued implementation of the Corporation’s long-term strategic plans, as those may be modified by the Corporation from time to time.

The Amended Rights Plan in no way prohibits a change of control of the Corporation in a transaction that is fair and in the best interests of all shareholders of the Corporation. The rights of shareholders to seek a change in the management of the Corporation or to influence or promote action of management in a particular manner will not be affected by the Amended Rights Plan. The approval of the Amended Rights Plan does not affect the duty of a director to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

In approving the Amended Rights Plan, the Board of Directors considered the following aspects of the existing legislative framework governing take-over bids in Canada:

(a)
Time. Current legislation permits a take-over bid to expire in 35 days. The Board of Directors is of the view that this generally is not sufficient time to permit shareholders to consider a take-over bid and to make a reasoned and considered decision concerning available alternatives. The Amended Rights Plan provides a mechanism whereby the minimum expiry period for a take-over bid must be 60 days after the date of the bid and the bid must remain open for a further period of ten Business Days after the Offeror publicly announces that the Common Shares deposited or tendered and not withdrawn constitute more than 50% of the Common Shares outstanding held by Independent Shareholders (generally, shareholders other than the Offeror or Acquiring Person (someone who beneficially owns greater than 20% of the outstanding Common Shares), their Associates and Affiliates, and Persons acting jointly or in concert with the Offeror or Acquiring Person). The Amended Rights Plan is intended to provide shareholders with adequate time to properly evaluate the offer and to provide the Board of Directors with sufficient time to assess alternatives for maximizing shareholder value. Those alternatives could include identifying other potential bidders, conducting an orderly auction,  continued implementation of the Corporation’s long-term strategic plans, or developing a restructuring alternative that could enhance shareholder value.

(b)
Pressure to Tender. A shareholder may feel pressured to tender to a bid that the shareholder considers to be inadequate out of a concern that failing to tender may result in the shareholder being left with illiquid or minority discounted securities in the Corporation. This is particularly so in the case of a partial bid for less than all securities of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. The Amended Rights Plan provides a mechanism in the Permitted Bid provision that is intended to ensure that a shareholder may remove the uncertainty as to whether a majority of shareholders will support a take-over bid from the decision to tender to the takeover bid by requiring that a take-over bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the Common Shares held by Independent Shareholders have been deposited and not withdrawn as at the initial date of take-up or payment by the buyer. This mechanism therefore will lessen any undue pressure to tender that may be encountered by a holder of Common Shares if a take-over bid is made for Common Shares.

(c)
Unequal Treatment. While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of an issuer may be acquired pursuant to a private agreement in which a small group of securityholders dispose of their securities at a premium to market price which premium is not shared with other securityholders. In addition, a person may slowly accumulate securities through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all securityholders. The Amended Rights Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Common Shares, to better ensure that shareholders receive equal treatment.

General Impact of the Amended Rights Plan

It is not the intention of the Board of Directors, in approving the Amended Rights Plan, to secure the continuance of existing directors or management in office, nor to avoid a bid for control of the Corporation in a transaction that is fair and in the best interests of the Corporation and its shareholders. For example, through the Permitted Bid mechanism, described in more detail in the summary contained in Schedule “B” hereto, shareholders may tender to a bid that meets the Permitted Bid criteria without triggering the Amended Rights Plan, regardless of the acceptability of the bid to the Board of Directors. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board of Directors will continue to be bound to consider fully and fairly any bid for the Common Shares in any exercise of its discretion to waive application of the Amended Rights Plan or redeem the Rights. In all such circumstances, the Board of Directors must act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

The Amended Rights Plan does not preclude any shareholder from utilizing the proxy mechanism under the Canada Business Corporations Act (the “CBCA”) and securities laws to promote a change in the management or direction of the Corporation, or its Board of Directors, and has no effect on the rights of holders of outstanding Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their Common Shares. The definitions of “Acquiring Person” and “Beneficial Ownership” have been developed to minimize concerns that the Amended Rights Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregation of holdings of institutional shareholders and their clients.

The Amended Rights Plan will not interfere with the day-to-day operations of the Corporation. The issuance of the Rights does not in any way alter the financial condition of the Corporation, impede its business plans or alter its financial statements.

In summary, the Board of Directors believes that the dominant effect of the Amended Rights Plan will be to maximize the Corporation’s opportunity to enhance shareholder value, and ensure equal treatment of all shareholders in the context of a bid for control of the Corporation.

Vote Required

Shareholder approval of the Amended Rights Plan is not required by law but is required by applicable stock exchange rules. The Amended Rights Plan has been conditionally approved by the TSX, subject to shareholder approval. The TSX and the terms of the Rights Plan require that the continuation, amendment and restatement of the Rights Plan must be approved by (i) a simple majority of the votes cast in favour of the Rights Plan Resolution by all shareholders, whether in person or by proxy; (ii) a simple majority of the votes cast in favour of the Rights Plan Resolution by the Independent Shareholders (as defined in the Rights Plan), whether in person or by proxy; and (iii) a simple majority of the votes cast in favour of the Rights Plan Resolution by all shareholders without giving effect to any votes cast (a) by any shareholders that, directly or indirectly, on its own or in concert with others, holds or exercises control over more than 20% of the outstanding Common Shares, if any, and (b) by the associates, affiliates and insiders (each within the meaning of the rules of the TSX) of any shareholder referred to in (a) above, whether in person or by proxy. If the Rights Plan Resolution is passed at the Meeting, then the Amended Rights Plan will become effective as of the date the Rights Plan Resolution is passed. If the Rights Plan Resolution is not passed at the Meeting, the Amended Rights Plan will not become effective.

Recommendation of the Board of Directors

The Board of Directors has reviewed the Amended Rights Plan for conformity with current practices of Canadian issuers with respect to shareholder rights plan design. Based on its review, the Board of Directors has determined that it is advisable and in the best interests of the Corporation and its shareholders that the Corporation have in place a shareholder rights plan in the form of the Amended Rights Plan. Accordingly, the Board of Directors unanimously recommends a vote “for” the confirmation and approval of the Amended Rights Plan. Effective May 5, 2011, the Board of Directors resolved to adopt the Amended Rights Plan, subject to regulatory approval and approval by the shareholders at the Meeting. The Corporation has been advised that the directors and senior officers of the Corporation intend to vote all Common Shares held by them in favour of the approval of the Amended Rights Plan. In the absence of a contrary instruction, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the Rights Plan Resolution.

The Board of Directors reserves the right to alter any terms of or not proceed with the Amended Rights Plan at any time prior to the meeting if the Board of Directors determines that it would be in the best interests of the Corporation and its shareholders to do so, in light of subsequent developments.

5.	Other Matters

The Corporation knows of no other matters to be submitted to the shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent in accordance with their judgment on such matters.

SHARE-BASED COMPENSATION PLANS

Common Shares Authorized for Issuance Under Equity Compensation Plans
The following table sets out, as of January 31, 2011 and May 3, 2011, the number and price of Common Shares to be issued under equity compensation plans to employees, directors and others. The percentages in parentheses in the table are the number of options as a percentage of the Corporation’s Common Shares outstanding as of each of January 31, 2011 (61,741,702) and May 3, 2011 (62,182,877).

Plan Category		(A) Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights (#)	(B) Weighted-average exercise price of outstanding options, warrants and rights ($)	(C) Number of Common Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A)) (#)
Equity compensation plans approved by shareholders (1)	As of January 31, 2011	3,560,637 (5.8%)	Cdn.$3.96	299,857 (0.5%)
	As of May 3, 2011	3,287,405 (5.3%)	Cdn.$3.96	139,914 (0.2%)
Equity compensation plans not approved by shareholders(2)	As of January 31, 2011	199,516 (0.3%)	Cdn.$6.24	-
	As of May 3, 2011	167,516 (0.3%)	Cdn.$6.77	-
TOTAL	As of January 31, 2011	3,760,153 (6.1%)	Cdn.$4.08	299,857 (0.5%)
	As of May 3, 2011	3,454,921 (5.6%)	Cdn.$4.10	139,914 (0.2%)
Notes:
(1) The Corporation’s 1998 Stock Option Plan, described in more detail below, is the only equity compensation plan that has been approved by shareholders.
(2) The equity compensation plans not approved by shareholders, described in more detail below, consist of two plans and other options grants which the Corporation assumed or granted in connection with acquisitions in prior fiscal periods. The Corporation has agreed to issue Common Shares upon the exercise of options under such plans and grants, but no post-acquisition grants under such plans have been made or will be made.

1998 Shareholder Approved Stock Option Plan
The Corporation’s 1998 Stock Option Plan is the only equity compensation plan that has been approved by shareholders. Eligible participants (“Participants”) under the plan are directors, officers, key employees and service providers of the Corporation. Participants under the plan are eligible to be granted options to purchase Common Shares at an established exercise price upon approval of the grant by the Board of Directors. The table above identifies, as at each of January 31, 2011 and May 3, 2011, the aggregate number of options outstanding pursuant to the 1998 Stock Option Plan and the aggregate number of options remaining available for future issuance. The aggregate number of Common Shares reserved for issuance under the 1998 Stock Option Plan and any other option arrangement at any time to any one individual must not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis). No options may be granted to any non-executive director if such grant would, at the time of the grant, result in the aggregate number of Common Shares reserved for issuance pursuant to all of the Corporation’s share compensation arrangements to non-executive directors exceeding 0.75% of the issued and outstanding Common Shares.

When options are granted, the exercise price is determined as the highest of the closing sale prices for board lots of Common Shares on the stock exchanges on which the Common Shares are listed on the first business day immediately preceding the day on which the grant was made. The 1998 Stock Option Plan does not authorize grants of options with an exercise price below this market price. Vesting rules for stock option grants are determined by the Board of Directors and set out in the option grant agreement between the Participant and the Corporation. The typical vesting for employee grants is annual vesting over five years, and the typical vesting for directors and executive officers is quarterly vesting over three to five years. The terms of the options are also set by the Board of Directors and set out in the option grant agreement; provided that, pursuant to the terms of the 1998 Stock Option Plan, the term of an option may not exceed 10 years from the date of the grant. All outstanding options that have been granted pursuant to the 1998 Stock Option Plan have terms of seven years. Options that would expire within, or within the 10 business days that follow, a trading black-out may be exercised within 10 business days following such trading black-out.

The 1998 Stock Option Plan addresses the implications for option exercise rights in the case of the termination of a Participant’s employment, the removal or non re-election of a Participant who is a director, and the death of a Participant, all of which are subject to the discretion of the Board of Directors to establish alternate treatment on a case-by-case basis. In the event of the termination of the Participant’s employment with the Corporation for cause or the removal of a Participant who is a director of the Corporation prior to the end of his or her term, each vested and unvested option granted to that Participant immediately terminates. In the event of the death of a Participant, all options that have vested may be exercised by the Participant’s estate at any time within six months from the date of death. If a Participant’s employment with the Corporation is terminated other than for cause or a director is not re-elected to the Board of Directors, each option granted to the Participant that has not vested will immediately terminate and each option that has vested may be exercised by the Participant at any time within six months of the date of termination or non re-election, as the case may be.

Except as specified above, options granted under the 1998 Stock Option Plan may only be exercised by a Participant personally and no assignment or transfer of options, other than to a personal retirement savings plan, is permitted.

While the 1998 Stock Option Plan permits low-interest or interest-free full recourse loans to Participants to finance the purchase of Common Shares pursuant to options granted, the Corporation has not granted any such financial assistance in the past and has no current intention to do so in the future.

The following types of amendments to the 1998 Stock Option Plan require shareholder approval: (i) any increase in the maximum number of Common Shares in respect of which the options may be granted under the 1998 Stock Option Plan; (ii) any amendment that would reduce the option exercise price at which options may be granted below the minimum price currently provided for in the 1998 Stock Option Plan; (iii) any amendment that would increase the limits on the total number of Common Shares issuable to any one individual under the 1998 Stock Option Plan or to any one insider of the Corporation and the insider’s associates; (iv) any amendment that would increase the limits on the total number of Common Shares reserved for issuance pursuant to options granted to insiders of the Corporation or for issuance to insiders within a one-year period; (v) any amendment that would increase the maximum term of an option granted under the 1998 Stock Option Plan; (vi) any amendment that would extend the expiry date of any outstanding option, except in the case of termination of an employee in which case no option shall be extended beyond the expiry date specified at the time of grant; (vii) any amendment that would reduce the exercise price of an outstanding option (other than as may result from general anti-dilution adjustments provided for in the 1998 Stock Option Plan); (viii) any amendment that would allow an option to be cancelled and re-issued to the same person at a lower exercise price; (vii) any amendment that would reduce the exercise price of an outstanding option; (viii) any amendment that would permit assignments to persons not currently permitted under the 1998 Stock Option Plan; (ix) any amendment that would expand the scope of those persons eligible to participate in the 1998 Stock Option Plan; and (x) any amendment that would require shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ).

Any amendment to the 1998 Stock Option Plan other than those listed above may be made by the Board of Directors without shareholder approval, including, without limitation, amendments relating to (i) the vesting provisions of the 1998 Stock Option Plan or any option granted under the 1998 Stock Option Plan; (ii) the early termination provisions of the 1998 Stock Option Plan or any option granted under the 1998 Stock Option Plan; (iii) the addition of any form of financial assistance by the Corporation for the acquisition by all or certain categories of Participants, and the subsequent amendment of any such provision which is more favourable to such Participants; (iv) the suspension or termination of the 1998 Stock Option Plan; (v) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ). Any such amendments remain subject to any approval required by the rules of any stock exchange on which the Common Shares are listed and other requirements of applicable law.

During fiscal 2011, the 1998 Stock Option Plan was amended to provide that the Corporation may withhold from any amount payable to a Participant such amount as may be necessary to enable the Corporation to comply with the applicable requirements of any federal, provincial, state or local law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to Options hereunder (“Withholding Obligations”). The Corporation also has the right, in its discretion, to satisfy any liability for any Withholding Obligations by selling, or causing a broker to sell, on behalf of any Participant or causing any Participant to sell such number of Common Shares issued to the Participant sufficient to fund the Withholding Obligations (after deducting any commissions payable to the broker), or retaining any amount payable which would otherwise be delivered, provided or paid to the hereunder. The Corporation may require a Participant, as a condition to exercise of an option, to make such arrangements as the Corporation may require so that the Corporation can satisfy applicable Withholding Obligations on terms and conditions determined by the Corporation in its sole discretion, including, without limitation, requiring the Participant to (i) remit the amount of any such Withholding Obligations to the Corporation in advance; (ii) reimburse the Corporation for any such Withholding Obligations; or (iii) cause a broker who sells Common Shares acquired by the Participant under the 1998 Stock Option Plan on behalf of the Participant to withhold from the proceeds realized from such sale the amount required to satisfy any such Withholding Obligations and to remit such amount directly to the Corporation.

As of May 3, 2011, an aggregate of 5,227,468 options granted pursuant to the 1998 Stock Option Plan have been exercised for Common Shares since the 1998 Stock Option Plan’s inception, representing 8.4% of the 62,182,877 Common Shares outstanding as of May 3, 2011 (without adjustment in respect of the Corporation’s acquisition of 11,578,000 of its Common Shares on July 17, 2003).

Non-Shareholder Approved Stock Option Plans
The Corporation has two employee stock option plans and two employee stock option grants not approved by shareholders, which plans and grants are substantially similar to the 1998 Stock Option Plan described above except as specifically identified in this section. The Corporation assumed the two plans and made the two grants in connection with acquisitions in prior fiscal periods. The Corporation has agreed to issue Common Shares upon the exercise of options under such plans, but no post-acquisition grants under such plans or grants have been, or will be, made.

The Corporation assumed the Centricity Stock Incentive Plan in connection with its acquisition of Centricity, Inc. (formerly known as GlobalTran, Inc.) in July 2001. No grants have been made pursuant to this plan subsequent to the completion of the acquisition. Options that were granted pursuant to this plan may qualify as incentive stock options for U.S. tax purposes. Incentive stock options are non-transferable under the plan. Options may only be exercised by the holder, his or her guardian, legal representative or other representative approved by the Board of Directors. On death, options may be transferred to and exercised by a designated beneficiary or in accordance with applicable succession law. Options expire 10 years from the grant date. Options expire 90 days after employment termination; provided that options expire immediately if employment is terminated for cause as defined in the plan. Vesting of options ceases on employment termination, regardless of the manner of such termination.

The Corporation assumed the ViaSafe Amended and Restated Stock Option Plan (the “ViaSafe Option Plan”) in connection with its acquisition of ViaSafe Inc. in April 2006. The ViaSafe Option Plan is substantially similar to the 1998 Stock Option Plan. Grants made pursuant to the ViaSafe Option Plan vest in equal installments over a period of five years from the date of the grant, and expire seven years from the date of the grant. No grants have been made pursuant to the ViaSafe Option Plan subsequent to the completion of the acquisition.

On February 5, 2009, in connection with the Corporation’s acquisition of the US and Canadian logistics businesses of Oceanwide Inc. (“Oceanwide”), the Corporation granted inducement options to purchase 40,000 Common Shares with an exercise price of Cdn.$3.44 to Jonathan Wasserman, former chief operating officer of Oceanwide and former Senior Vice President, Compliance Solutions of the Corporation. The option was granted on terms substantially similar to the 1998 Stock Option Plan. Mr. Wasserman’s role with the Corporation ended in February 2011. As at May 3, 2011, Mr. Wasserman had 8,000 vested and unexercised options that expire in August 2011.

On April 14, 2010, in connection with the Corporation’s acquisition of Zemblaz NV (formerly denominated Porthus NV, “Porthus”), the Corporation granted inducement options to purchase 50,000 Common Shares to each of Porthus CEO, Luc Burgelman, and Porthus COO, Frank Hamerlinck, in each case in the names of the management companies they represent. The options have an exercise price of Cdn.$6.32. Each of these option grants, subject to the terms of the individual grant agreements, vests in equal annual instalments over a period of five years from the date of the grant and expires seven years from the date of the grant. Each of Mr. Burgelman and Mr. Hamerlinck are serving as executive vice presidents of the Corporation. The options were granted on terms substantially similar to the 1998 Stock Option Plan.

Directors’ DSU Plan
The Corporation adopted a deferred share unit plan (the “DSU Plan”) effective June 28, 2004. Pursuant to the DSU Plan, non-employee directors are entitled to elect to receive deferred share units (“DSUs”) in full or partial satisfaction of their annual retainers, with each DSU having a value equal to the market price of the Common Shares, which under the DSU Plan is equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. Although each DSU is fully vested on grant, it is not payable by the Corporation until the non-employee director ceases to be a member of the Board of Directors. Each director is required to hold the DSUs until the director either resigns or is not re-elected to the Board of Directors, following which the DSU will be redeemed by the Corporation for cash during a prescribed period at a value equal to the market price of the Common Shares prevailing at the date of redemption. No Common Shares are issuable pursuant to the DSU Plan. There are no restrictions on a director assigning his or her entitlement to payment pursuant to the DSU Plan. The Corporation may amend the DSU Plan as it deems necessary or appropriate, but no such amendment may adversely affect the rights of an eligible director in DSUs granted prior to the date of amendment without the consent of the director.

RSU Plan
The Corporation adopted a restricted share unit plan (the “RSU Plan”) effective May 23, 2007. Pursuant to the RSU Plan, full-time employees and outside directors are eligible to receive restricted share units (“RSUs”) in respect of services rendered in a fiscal year. A participant is entitled to receive a payout in respect of each vested RSU, with each RSU having a value equal to the market price of the Common Shares, which under the RSU Plan is equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of the payout. Vesting terms and conditions for the RSUs may be set out in a separate grant agreement, provided that all RSUs automatically vest on December 1st of the third calendar year following the end of the calendar year that includes the last day of the fiscal year in which services to which the grant of RSUs relates were rendered. Vested RSUs must be paid out by the Corporation within thirty (30) days of vesting and, at the latest, by the end of the calendar year in which they vest. No Common Shares are issuable pursuant to the RSU Plan. There are no restrictions on a participant assigning his or her entitlement to payment pursuant to the RSU Plan. The Corporation may amend the RSU Plan as it deems necessary or appropriate, but no such amendment may adversely affect the rights of a participant in RSUs granted prior to the date of amendment without the consent of the participant.

EXECUTIVE COMPENSATION

Compensation Committee Report

Our Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis. Based on this review and discussion, our Compensation Committee has recommended to the Board that the following Compensation Discussion and Analysis be included in this Circular. This report is provided by the following independent directors, who comprise our Compensation Committee:

Michael Cardiff (Chair), David Beatson and Stephen Watt

Compensation Discussion and Analysis

Overview of Compensation Program
The Compensation Committee of the Board of Directors (the “Compensation Committee”) is responsible for making recommendations to the Board with respect to the compensation of our principal executive officer, principal financial officer and our three most highly compensated executives, other than our principal executive officer and principal financial officer (collectively, the “Named Executive Officers”). Our Compensation Committee ensures that total compensation paid to our Named Executive Officers is fair and reasonable and consistent with our compensation philosophy.

The Named Executive Officers who are the subject of this Compensation Discussion and Analysis are:
•	Arthur Mesher — Chief Executive Officer;
•	Stephanie Ratza — Chief Financial Officer;
•	Edward Ryan — EVP, Global Field Operations;
•	J. Scott Pagan — EVP Corporate Development, General Counsel & Corporate Secretary; and
•	Chris Jones — EVP Solutions and Services.

Compensation Oversight Process and Use of Compensation Consultants
Our Compensation Committee has responsibility for the oversight of executive compensation and makes compensation recommendations to the Board for final approval. We seek the advice of outside compensation consultants to provide assistance and guidance on compensation issues. Consultants are screened and chosen by our Compensation Committee. The consultants provide our Compensation Committee with relevant information pertaining to market compensation levels, alternative compensation plan designs, market trends and best practices. The consultants assist our Compensation Committee with respect to determining the appropriate benchmarks for each Named Executive Officer’s compensation. The Compensation Committee has not retained compensation consultants who have provided services to management or received fees from the Corporation for other services.

During fiscal 2009, the Compensation Committee engaged Towers Perrin Inc. (now Towers Watson, “Towers Watson”), a human resources consulting services provider, to provide compensation analysis and advice. Our Compensation Committee instructed Towers Watson to provide the Compensation Committee with analysis and advice regarding current executive compensation practices. Such analysis and advice included:

Executive Compensation – Towers Watson benchmarked our compensation practices and policies with respect to our five most senior positions against two competitive samples in order to allow us to place our compensation practices for these positions in a market context. The first sample was a survey sample of general industry organizations with revenues less than Cdn.$500 million. The second sample was derived from a proxy statement review of a group of 10 similarly-sized, publicly-traded industry companies. The companies in these sample sets are set forth below in this Circular. This benchmarking included a review of base salary, short-term incentives, total cash compensation levels, long-term incentives and total direct compensation.

Long-Term Equity Incentives – Towers Watson reviewed our existing long-term equity incentive alternatives, including their respective advantages, disadvantages, and their US and Canadian tax and accounting implications.

Director Compensation – Towers Watson benchmarked our director compensation practices and policies against a peer group consisting of approximately 10 similarly-sized, publicly traded industry comparators in order to allow us to place our compensation practices for the Board of Directors and its committees in a market context. This benchmarking included annual cash retainers, stock retainers and/or equity incentives, board and committee meeting fees, committee retainers, committee chair retainers and chairman of the board compensation.

In reaching its conclusions, the Compensation Committee considered Towers Watson’s analysis and advice, as well as any other factors the Compensation Committee considered appropriate. Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and reflect factors and considerations in addition to the information and recommendations provided by Towers Watson.

In April 2010, the Corporation retained a consultant to review our 1998 Stock Option Plan using the proxy voting standards of the institutional investment community.

Neither Towers Watson nor any other compensation consultant was retained in fiscal 2011 to provide advice in respect of fiscal 2011 executive compensation. No substantive changes were made to the structure of executive compensation in fiscal 2011 as compared to fiscal 2010 or fiscal 2009.

In fiscal 2011, the Compensation Committee retained Towers Watson to provide advice in respect of fiscal 2012 director and executive officer compensation.

Our Compensation Committee considers the impact of tax and accounting treatment for the different types of compensation programs it approves and aims to ensure that our compensation programs comply with tax, regulatory and accounting requirements in both the United States and in Canada, as well as with applicable securities laws in the United States and in Canada.

Our Compensation Committee met ten times during fiscal 2011. Management assists in the coordination and preparation of the meeting agenda and materials for select meetings, which are reviewed and approved by the chairman of our Compensation Committee. Following the approval of the chairman of our Compensation Committee, meeting materials are generally delivered to the other Compensation Committee members and invitees, if any, for review in advance of each meeting.

Role of Executive Officers in the Compensation Process
Our Compensation Committee recommends all compensation decisions with respect to our executive officers to the Board for the Board’s approval. Our Compensation Committee makes recommendations to our Board of Directors (i) with respect to Mr. Mesher’s compensation following the process discussed above and discussion with Mr. Mesher, and (ii) with respect to all other Named Executive Officers, following the process discussed above and based on its consideration of the recommendations of Mr. Mesher. Our Board conducts the initial discussions and makes the initial decisions with respect to the compensation of Mr. Mesher in a special session from which management (including Mr. Mesher) is absent. Then, our Chairman of the Board communicates the Board’s decisions and provides further discussion regarding compensation of executives, including Named Executive Officers, in an executive session which management attends.

Management works with outside compensation consultants, as appropriate, by providing internal information as necessary to facilitate comparisons of our compensation programs to those programs of our peers and competitors.

Compensation Philosophy
We believe that compensation plays an important role in achieving the Corporation’s short- and long-term business objectives that ultimately drive business success in alignment with long-term shareholder goals. Our compensation philosophy is based on three fundamental principles:

Strong link to business strategy — Descartes’ short- and long-term goals should be reflected in our overall compensation program;
Performance sensitive — compensation should be linked to operating performance of our organization and fluctuate with performance; and
Market relevant — our compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new recruits.

Since our organization’s philosophy is to act as one networked enterprise and we operate in one business segment, our compensation package is based primarily on results achieved by the Corporation as a whole. In addition, the Named Executive Officers also have a minority element of their reward package determined by their performance against individual goals that are considered by the Compensation Committee and, in the case of Named Executive Officers other than the CEO, the CEO, in making compensation recommendations.

Compensation Objectives
The objectives of our executive compensation program are as follows:
1.	To attract and retain highly-qualified executive officers;
2.	To align the interests of executive officers with our shareholders’ interests and with the execution of our business strategy;
3.
To evaluate executive performance on the basis of key financial measurements which we believe closely measure the performance of our business, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, which arenon-GAAP measures. A description and definition of Adjusted EBITDA and Adjusted EBITDA per diluted share used by the Corporation, as well as a reconciliation of Adjusted EBITDA to net income for fiscal 2011 and Adjusted EBITDA per diluted share to earnings per shae, is included at Schedule “C” to this Circular; and

4.	To tie compensation directly to those measurements based on achieving and overachieving predetermined objectives.

1.	Attracting and Retaining Highly Qualified Executive Officers
We seek to attract and retain high performing executives by offering (a) competitive compensation; and (b) an appropriate mix and level of short-term and long-term financial incentives.

a.	Competitive Compensation

Aggregate compensation for each Named Executive Officer is designed to be competitive. We research and refer to the compensation practices of similarly situated companies in determining our compensation policy. Although we review each element of compensation for market competitiveness, and weigh each particular element based on the Named Executive Officer’s role within the Corporation, we are primarily focused on remaining competitive in the market with respect to total compensation.

Our Compensation Committee reviews data related to compensation levels and programs of companies that are similar in size to Descartes and/or operate within our market in the technology industry as one aspect of its assessment of executive compensation. As indicated above, in fiscal 2009, the consultant hired by our Compensation Committee performed an assessment of the compensation of our Named Executive Officers. No similar benchmarking was performed in fiscal 2010 or fiscal 2011 in respect of compensation for those fiscal years. The consultant used a benchmarking process that compares material elements of our compensation programs to a peer group with similar revenues and business characteristics. The purpose of this process was to:
•	Understand the competitiveness of current pay levels for each executive position within the Corporation relative to this peer group;
•	Identify and understand any significant differences that may exist between existing compensation levels for the Corporation’s executives and market compensation levels; and
•	Serve as a basis for developing salary adjustments and short- and long-term incentive awards for our Compensation Committee’s consideration.

In this research, the Compensation Committee worked with the consultant to perform a benchmark analysis with respect to all material elements of compensation. During fiscal 2009, the benchmarking was against two sample groups. The first sample was a survey sample of general industry organizations with revenues of less than Cdn.$500 million. The second sample was a group of 10 similarly-sized, publicly-traded technology industry companies whose public executive compensation disclosure was reviewed. The two competitive samples were as follows:

Survey Sample
Cryptologic Inc.	Emergis Inc.
Gentry Resources Ltd.	Great Canadian Gaming Corporation
Grey Wolf Exploration Inc.	Mavrix Fund Management Inc.
Niko Resources Ltd.	Novatel Inc.
Open Text Corporation	QLT Inc.
Saxon Financial Inc.	Sierra Wireless
TeraGo Networks Inc.	Tesco Corporation
TransGlobe Energy Corporation	Vero Energy Inc.

Proxy Sample
20-20 Technologies Inc.	Axia NetMedia Corp.
EasyLink Services International Corp.	I2 Technologies Inc.
Kewill Systems Corp.	Logility Inc.
Manhattan Associates Inc.	MKS Inc.
Versatile Systems Inc.	XATA Corp.

b.	Appropriate Mix of Short- and Long-Term Financial Incentives

To motivate our executives to achieve our short-term corporate goals, all of our Named Executive Officers are eligible for our variable short-term incentive plan. Awards made under the short-term incentive plan are made by way of cash payments or, at the election of the Named Executive Officer, in RSUs that vest over a future period of time.

Our practice in the past has been to provide long-term incentive compensation to our Named Executive Officers in the form of (i) periodic grants of stock options which generally vest over a service period of five years, and (ii) RSU grants which generally vest and are paid over a period of three- to five-years. These grants are in addition to any grants made upon the hiring of the Named Executive Officer. These grants are generally not subject to performance or other conditions attached to them. However, as described in more detail below, in fiscal 2009 certain Named Executive Officers (including the CEO) received additional long-term incentive compensation grants in the form of stock options and RSUs that were conditional on the continued employment of the Named Executive Officer.

We attempt to provide a mix of variable short- and long-term financial incentives to Named Executive Officers each year, with greater emphasis on long-term incentives than short-term incentives as part of the total compensation package. We believe that the appropriate mix of short- and long-term incentives will vary depending on the role of the Named Executive Officer and the corporate goals we wish to incentivize that Named Executive Officer to achieve.

Further information regarding the determination and the mechanics of our short-term and long-term incentives is detailed in the following section which discusses the alignment of the Named Executive Officer’s interests with the interests of Descartes’ shareholders.

2.	Aligning the Interests of the Named Executive Officers with the Interests of Descartes’ Shareholders and the Execution of our Business Strategy

We believe that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for our Named Executive Officers. Our objective is to facilitate an increase in shareholder value through the achievement of these corporate goals under the leadership of the Named Executive Officers working in conjunction with all of our valued employees.

We use a combination of fixed and variable compensation to motivate our executives to achieve our corporate goals because we believe that achieving these goals contributes to increases in shareholder value. We believe that our focus on this compensation principle and our corporate goals during the period of Mr. Mesher’s leadership has contributed to the Corporation’s Common Share price outperforming the market indices set out below over that same period. Included below is a graph which compares the cumulative total shareholder return on the Common Shares to the cumulative total return of the S&P/TSX Composite Index, NASDAQ Composite Index and the “Software & Services” industry group of the S&P/TSX Composite Index for the Corporation’s last six fiscal years, being the six fiscal years since Mr. Mesher was appointed CEO.

	Jan 31, 2005	Jan 31, 2006	Jan 31, 2007	Jan 31, 2008	Jan 31, 2009	Jan 31, 2010	Jan 31, 2011
Actual Data (Cdn.$)
Descartes (DSG)	2.23	3.85	4.61	3.77	3.32	6.32	6.95
S&P/TSX Composite Index	9204.00	11945.64	13034.12	13155.10	8694.90	11094.31	13551.99
NASDAQ Composite Index	2062.41	2305.82	2463.93	2389.86	1476.42	2147.35	2700.08
Software & Services Industry Subgroup	612.28	600.89	685.29	754.91	728.56	953.15	1216.82
Nominal Data (Cdn.$)
Descartes (DSG)	100	173	207	169	149	283	312
S&P/TSX Composite Index	100	130	142	143	94	121	147
NASDAQ Composite Index	100	112	119	116	72	104	131
Software & Services Industry Subgroup	100	98	112	123	119	156	199

The above graph illustrates that the performance of the Corporation’s Common Share price over this six-year period (the “Common Share Six-Year Performance”) has exceeded the listed market indices over the same period. A discussion of how this performance trend compares to the trend in the Corporation’s compensation to Named Executive Officers reported in this Circular is included below in each of the elements of Named Executive Officer compensation.

For fiscal 2011, the three basic components of our executive officer compensation program were as follows: (a) fixed salary and benefits; (b) variable short-term incentives; and (c) variable long-term incentives.

a.	Fixed Salary and Benefits

Fixed salary and benefits comprise a portion of the total cash-based compensation; however, variable short-term incentives and long-term incentives represent a significant component of total cash-based compensation. Compensation that is “at risk” means compensation that may or may not be paid to the respective executive officer depending on whether the individual is able to meet or exceed his or her applicable performance targets (including corporate performance targets). Although long-term incentives is compensation that is “at risk”, it is an additional incentive used to promote long-term value, and does not represent compensation that is “at risk” in the short-term. The greater the Named Executive Officer’s impact is upon driving the business results, the higher the risk/reward portion of the compensation. The chart below provides the approximate composition of the total short-term cash-based compensation each Named Executive Officer was eligible for in fiscal 2011:

Named Executive Officer	Fixed Salary % (“Not at Risk”)	Short-Term Incentive % (“At Risk”)(1)
Arthur Mesher	68	32
Stephanie Ratza	80	20
Edward Ryan	62	38
J. Scott Pagan	78	22
Chris Jones	82	18
(1) Excludes stock options and RSUs whose value is at risk with the value of the Corporation’s share price.

The base salary for our Named Executive Officers is reviewed annually. The base salary review for each Named Executive Officer takes into consideration factors such as current competitive market conditions and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. Our Compensation Committee obtains information regarding competitive market conditions through the assistance of our management and outside compensation consultants, as applicable.

In reviewing base salary, the performance of each Named Executive Officer is evaluated. The performance of each of the Named Executive Officers other than Mr. Mesher is assessed by Mr. Mesher, in his capacity as the direct supervisor of the four other Named Executive Officers. Our Board assesses the performance of Mr. Mesher.

Recommendations for adjustments to base salary for Named Executive Officers other than Mr. Mesher, if any, are made by Mr. Mesher to our Compensation Committee for consideration which, following its review and assessment process described above, approves salary of those Named Executive Officers pursuant to authority delegated to it by the Board of Directors. For Mr. Mesher, our Board conducts the initial discussions and makes the initial decisions with respect to Mr. Mesher in a special session from which management is absent. Our Board communicates its decisions directly to Mr. Mesher and provides further discussion in an executive session that management attends.

We also provide various employee benefit programs to all of our employees, which include but are not limited to, medical health insurance; dental insurance; life insurance; and, tax-based retirement savings plan matching contributions. Named Executive Officers are also eligible to participate in an executive health care benefits program that is not otherwise available to all of our employees. Pursuant to this program, each Named Executive Officer is eligible to be reimbursed for a limited value of additional health care expenses in excess of the dollar limitations available to all of our employees.

For the tax-based retirement savings plan matching contributions, Named Executive Officers in Canada are eligible to participate in the Corporation’s deferred profit sharing plan (“DPSP”) pursuant to which the Corporation will contribute to the Named Executive Officer’s DPSP account 50% of the Named Executive Officer’s contributions to the Corporation’s group registered retirement savings plan, subject to a maximum contribution by the Corporation of 3% of the Named Executive Officer’s annual base salary. Named Executive Officers in the United States are eligible to participate in the Corporation’s 401(k) plan pursuant to which the Corporation will contribute to the Named Executive Officer’s 401(k) account 3% of the Named Executive Officer’s base salary contributions to the 401(k) plan, subject to a maximum contribution by the Corporation of $2,000.

The only increases to Named Executive Officer fixed salary and benefits over the six-year period prior to fiscal 2012 were in fiscal 2008 to both Mr. Mesher and Mr. Pagan, while the Common Share Six-Year Performance has outperformed market indices over this same six-year period.

b.	Variable Short-Term Incentives

The amount of the variable short-term incentive payable to each Named Executive Officer is based on the ability of each Named Executive Officer to meet pre-established, company-wide qualitative and quantitative corporate objectives related to improving shareholder value, which are approved by our Board, such as revenues and Adjusted EBITDA for the fiscal year and Adjusted EBITDA per diluted share growth since the previous fiscal year. Revenues are measured as actual revenues, as derived from the “Revenues” line of our audited annual consolidated statements of operations, with no adjustments or other alterations made to this figure. Adjusted EBITDA and Adjusted EBITDA per diluted share, which is intended to reflect the operational effectiveness of the Corporation’s leadership, is described and defined at Schedule “C” to this Circular, with a reconciliation of Adjusted EBITDA to net income and Adjusted EBITDA per share to earnings per share for fiscal 2011.

For Mr. Mesher, the amount of variable short-term incentive, if any, that he is awarded is determined on an annual basis in the discretion of the Compensation Committee. In exercising its discretion, the Compensation Committee considers the performance of the Corporation and Mr. Mesher, taking into account factors that include the Corporation’s corporate development activities, a comparison of the Corporation’s targeted revenues and Adjusted EBITDA to the Corporation’s actual revenues and Adjusted EBITDA, the growth in the Corporation’s Adjusted EBITDA per diluted share over the fiscal year and the performance of the Corporation’s Common Shares in the public market over the year.

For the Named Executive Officers other than Mr. Mesher and Mr. Ryan, the amount of variable short-term incentive, if any, that is awarded is determined on an annual basis in the discretion of the Compensation Committee. In exercising its discretion, the Compensation Committee considers the Corporation’s corporate development activities, revenues, Adjusted EBITDA and Adjusted EBITDA per share performance of the Corporation (as described above) and Mr. Mesher’s recommendation for each such Named Executive Officer.

For the Named Executive Officers other than Mr. Ryan, the amount of any variable short-term incentive is paid in cash or, at the election of the applicable Named Executive Officer, in RSUs vesting and paid over a period of three years from the fiscal year in which the variable short-term incentive was earned.

Mr. Ryan is eligible to earn variable short-term incentives of up to $35,000 per quarter based on the Corporation achieving and exceeding corporate-wide quarterly revenue and Adjusted EBITDA targets, determined as follows: (i) $12,500 if the Corporation achieves its quarterly revenues target; (ii) $12,500 if the Corporation achieves its quarterly Adjusted EBITDA target; and (iii) $10,000 if the Corporation exceeds its quarterly Adjusted EBITDA per diluted share target by more than half a cent. The amount, if any, of variable short-term incentives that Mr. Ryan is entitled to in respect of a fiscal period is calculated by the Chief Financial Officer and reviewed by the Chief Executive Officer prior to payment to Mr. Ryan.

In general, over each of the previous six years, the Compensation Committee has awarded to the Named Executive Officers those portions of the variable short-term incentives that are dependent on the Corporation achieving its corporate targets, consistent with the Common Share Six-Year Performance outperforming market indices in each of the applicable fiscal years.

c.	Variable Long-Term Incentives

We periodically grant options to our Named Executive Officers and to our other employees and new-hires. During each quarter, our Board and Compensation Committee conducts meetings in which it reviews and may approve grants of options. In making its determination, the Board and Compensation Committee consider the recommendations of the CEO other than for contemplated grants to the CEO. The Board and Compensation Committee consider previous grants that have been made to an individual in considering whether or not to make new grants to an individual.

The grant dates for these options abide by the provisions of our Insider Trading Policy, which states, in part, that stock options may not be granted during a black-out period. Generally, our black-out period begins when trading commences on the fifteenth day of the last month of each quarter and ends at the beginning of the second trading day following the date on which our quarterly or annual financial results, as applicable, are publicly released. If our Board approves the issuance of stock options during a black-out period, these stock options are generally not granted until the black-out period is over.

With respect to stock option grants, our Board, subject to the recommendation of our Compensation Committee, makes the following determinations:
•	The Named Executive Officers and others who are entitled to participate in the stock option plan;
•	The number of options to be granted under the plan in general and to each recipient in particular;
•	The exercise price for each stock option granted;
•	The date on which each option is granted;
•	The exercise period for each stock option;
•	The expiration date of the stock option; and
•	The other material terms and conditions of each stock option grant.

Our Board makes these determinations subject to the provisions of the 1998 Stock Option Plan. Gains from prior option grants are not considered when setting the amount of long-term incentive awards, or any other compensation elements, to any Named Executive Officer.

We also periodically grant RSUs to our Named Executive Officers and to our other employees. During each quarter, our Board and Compensation Committee conducts meetings in which it reviews and may approve the grant of RSUs. In making its determination, the Board and Compensation Committee consider the recommendations of the CEO (except for contemplated grants to the CEO). As with stock options, grants of RSUs are generally not made during a black-out period. Grants of RSUs to Named Executive Officers may have quarterly or annual vesting provisions over a period of three- to five-years.

We have granted variable long-term incentives to each of the Named Executive Officers during the six-year period ended January 31, 2011. As such incentives are Common Share-based, the compensation earned by each Named Executive Officer from such incentives has increased over this period, reflecting the Common Share Six-Year Performance and its outperformance of market indices over this period.

3.	Evaluating Executive Performance

Our Board, our Compensation Committee and our management have instituted a set of procedures to evaluate the performance of each of our Named Executive Officers to help determine the amount of the variable short-term incentives and long-term incentives to award to each Named Executive Officer.

Our Board approves a budget at the outset of each fiscal year which is designed to be consistent with the Corporation’s longer-term financial plan and includes annual corporate financial targets for the Named Executive Officers.

Longer-term Financial Plan
The Corporation’s longer-term financial plan is currently focused on consistent growth in Adjusted EBITDA per diluted share, accomplished through a combination of performance of existing operations and newly-acquired operations. The Corporation’s fiscal 2011 budget (and targets for Named Executive Officers) focused on Adjusted EBITDA per diluted share growth of 10-15% over the Adjusted EBITDA per diluted share in fiscal 2010.

The Corporation’s Adjusted EBITDA per diluted share in fiscal 2011 grew by 17% over fiscal 2010, exceeding the Corporation’s long-term financial plan.

Annual Financial Targets
The Corporation’s annual corporate financial targets are considered and established in two levels for each of annual revenues and annual Adjusted EBITDA: (i) a minimum level; and (ii) a high-performance level. While targets are established on an annual basis, the targets are also broken down by quarter to enable the Compensation Committee to monitor the Corporation’s progress towards achievement of the targets. The revenue and Adjusted EBITDA targets are weighted equally by the Compensation Committee for the purposes of determining what, if any, variable short-term incentive compensation is payable. The minimum annual target must be achieved for any variable short-term incentive to be payable in respect of such target. While the amount of any variable short-term compensation is ultimately determined at the discretion of the Board on receiving the recommendation of the Compensation Committee, and considering factors including the individual performance of the applicable Named Executive Officer, corporate performance against the minimum high-performance targets for revenues and Adjusted EBITDA is heavily weighted in that determination.

The following table details the Corporation’s fiscal 2011 quarterly minimum and high-performance targets for both revenues and Adjusted EBITDA for purposes of the Named Executive Officers’ variable short-term compensation, in millions of US dollars, and the Corporation’s approximate actual unaudited reported revenues and Adjusted EBITDA results for the corresponding periods. For fiscal 2011, annual corporate financial targets were established assuming certain contemplated acquisitions would be completed within the fiscal year. Accordingly, when evaluating the Corporation’s performance against corporate financial targets, the targets were normalized to reflect the actual timing of the contemplated acquisitions and the applicable actual foreign exchange rates applicable to the Corporation’s financial results. A description and definition of Adjusted EBITDA used by the Corporation, as well as a reconciliation of Adjusted EBITDA to net income for the applicable periods, is included at Schedule “C” to this Circular:

Fiscal Periods	F2011 Revenue Minimum Targets	F2011 Revenue High Performance Targets	F2011 Revenue Actual	F2011 Adjusted EBITDA Minimum Target	F2011 Adjusted EBITDA High Performance Target	F2011 Adjusted EBITDA Actual
Q1	$20.63	$20.7	$21.3	$5.4	$5.6	$5.3
Q2	25.5	25.8	25.2	6.3	6.8	6.6
Q3	26.0	26.3	25.8	6.8	7.3	7.2
Q4	26.4	26.8	26.9	7.2	7.4	7.7
Fiscal 2010	98.6	99.6	99.3	25.7	27.0	26.7

The Compensation Committee also considers any change in the trading price of the Corporation’s Common Shares during the fiscal year in evaluating short-term compensation. Over fiscal 2011, the price of the Corporation’s Common Shares changed as follows:

Market	February 1, 2010	January 31, 2011	% Change
TSX (Cdn.$)	$6.35	$6.95	9% increase
NASDAQ ($)	$5.98	$6.97	17% increase

In addition to measurement of these quantitative performance metrics, each Named Executive Officer is qualitatively measured on his or her contribution to the development and execution of the Corporation’s business on a short- and long-term basis. For Named Executive Officers other than Mr. Mesher, the evaluation is completed through one-on-one interviews between the Named Executive Officer and Mr. Mesher. For Mr. Mesher, the Compensation Committee evaluates his performance through its own interview of Mr. Mesher as well as by soliciting comments from other directors and members of management. Factors considered include the Named Executive Officer’s contributions to infrastructure development, merger and acquisition activity, strategic planning and initiatives and customer service.

4.	Tying Compensation to Measurements of Performance

We determine targeted amounts of variable short-term incentives for each Named Executive Officer at the beginning of the fiscal year. The targeted amounts are calculated as a percentage of the Named Executive Officer’s annual salary or an absolute dollar amount based on market review and on an individual’s ability to influence the overall outcome.

As indicated above, no variable short-term incentive payments are payable unless the minimum quantitative targets have been achieved. While the amount of any variable short-term compensation is ultimately determined at the discretion of the Board on receiving the recommendation of the Compensation Committee and considering factors including the individual performance of the applicable Named Executive Officer, corporate performance exceeding the Corporation’s long-term financial plan and approaching the high-performance targets for both revenues and Adjusted EBITDA is a strong indicator that all or a substantial proportion of the established variable short-term compensation should be payable to the Named Executive Officer. While the determination as to whether a target has been met is strictly formulaic, the Board reserves the right to make positive or negative adjustments if it considers adjustments to be appropriate. There is no maximum level of variable short-term compensation set, and accordingly no limit to what the Named Executive Officer may receive in the event that the targets established at the beginning of the fiscal year are exceeded.

We believe that each element of our compensation program requires strong performance from each of our Named Executive Officers to receive his or her targeted short-term compensation award. The following table shows the relative at-risk earnings of each Named Executive Officer by setting out the percentage of salary payable for fiscal 2011 for achieving the established targets (“On-Target Variable Short-Term Incentive Eligibility”):

Name	Base Salary ($)	On-Target Variable Short-Term Incentive Eligibility (% of Base Salary)	On-Target Variable Short-Term Incentive Eligibility ($)
Arthur Mesher	Cdn.$340,000	50%	Cdn.$170,000
Stephanie Ratza	Cdn.$180,000	28%	Cdn.$50,000
Edward Ryan	$200,000	70%	$140,000
J. Scott Pagan	Cdn.$240,000	30%	Cdn.$72,000
Chris Jones	$200,000	25%	$50,000

Fiscal 2011 Compensation of Chief Executive Officer

Using the compensation philosophy, objectives and processes described above, the Compensation Committee reviewed the compensation of Mr. Mesher for fiscal 2011 in his capacity as CEO. In developing its recommendations, the Committee considered all factors that it deemed relevant, with equal weighting, including: the operating performance and financial condition of the Corporation; the Corporation’s performance compared to its longer-term financial plan; Mr. Mesher’s duties, responsibilities and performance as an officer; the benchmarking evaluation performed by Towers Watson in fiscal 2009; current and historical compensation levels within the Corporation and for Mr. Mesher; and the Corporation’s desire to retain Mr. Mesher’s employment. A summary of Mr. Mesher’s fiscal 2011 compensation is included in the Summary Compensation table below.

When setting Mr. Mesher’s salary in fiscal 2009, it was determined that a 3.5%, or approximately $10,000, increase to Mr. Mesher’s fiscal 2008 salary would be consistent with the benchmarking performed by Towers Watson, and would recognize Mr. Mesher’s ongoing contribution to the Corporation’s development. However, in light of the then-current economic environment and other matters, and with Mr. Mesher’s agreement, the Compensation Committee recommended to the Board of Directors that Mr. Mesher’s salary remain at its fiscal 2008 level of Cdn.$340,000 for each of fiscal 2009, fiscal 2010 and fiscal 2011.

The Compensation Committee also determined that Mr. Mesher would be eligible to earn an additional 50% of his base salary, or Cdn.$170,000, as variable short-term incentives based on the Corporation achieving or exceeding its fiscal 2011 corporate financial targets referenced above. If earned, the variable short-term incentives could be paid in cash or, at the election of Mr. Mesher, granted in the form of RSUs vesting quarterly over three years from the date of the grant.

Following the end of fiscal year 2011, the Compensation Committee considered various factors including, but not limited to, the following:
•	that the Corporation had exceeded its longer-term financial plan with fiscal 2011 annual Adjusted EBITDA per diluted share growth of 17% over fiscal 2010;
•	that the Corporation had almost exceeded its high performance Adjusted EBITDA target;
•	that the Corporation had almost exceeded its high performance revenues target;
•	that the ability of the Corporation to achieve these financial results had been adversely impacted by foreign exchange movement and the general economic downturn;
•	that the price of the Corporation’s Common Shares had increased by 9% and 17% over the fiscal year on the TSX and NASDAQ, respectively;
•	that the Corporation had successfully completed and integrated three acquisitions in the fiscal year;
•	Mr. Mesher’s significant contribution to corporate planning activities in fiscal 2011; and
•	that Mr. Mesher had continued and broadened his industry leadership role as a representative of Descartes.

After consideration of all factors deemed relevant, the Compensation Committee determined to award Mr. Mesher his maximum Cdn.$170,000 variable short-term incentive award. Mr. Mesher elected to receive the Cdn.$170,000 in the form of RSUs vesting quarterly over a three-year period. Accordingly, on April 15, 2011, Mr. Mesher was granted 26,563 RSUs, then valued at a price of Cdn.$6.40 per RSU, vesting quarterly over a three-year period.

In fiscal 2010, we announced our intention to commence a bid for Porthus (the “Porthus Bid”) that was conditional on at least 95% of Porthus’ outstanding shares being tendered to the bid. In fiscal 2011, we commenced the bid. On March 19, 2010, we acquired 96.17% of Porthus’ outstanding shares and, on April 16, 2010, we purchased all remaining outstanding Porthus securities. The Compensation Committee considered Mr. Mesher’s contribution to the successful completion of the Porthus Bid and initial integration activities in fiscal 2011 and determined to grant him an additional short-term incentive on April 14, 2010 in respect of fiscal 2011 of Cdn.$85,000 by way of 13,344 RSUs at a price of Cdn.$6.37 per RSU vesting quarterly over a three-year period.

The Compensation Committee’s principal focus in compensating Mr. Mesher in fiscal 2011 remained on long-term incentives that would reward Mr. Mesher for his contribution to the creation of shareholder value. After considering various factors, including the benchmarking completed by Towers Watson in 2009, the Compensation Committee determined that Mr. Mesher’s annual eligibility for his long-term incentives should be maintained at 150% of his base salary of Cdn.$340,000, being Cdn.$510,000. Accordingly, in connection with Mr. Mesher signing a new employment agreement in fiscal 2009, and as incentive to Mr. Mesher to remain as CEO through at least fiscal 2011, the Compensation Committee determined in fiscal 2009 to grant long-term incentives in respect of fiscal 2009, fiscal 2010 and fiscal 2011, or an aggregate of Cdn.$1,530,000 in long-term incentives, as follows (collectively the “Mesher July 2008 Grants”):
•
The grant of 199,219 stock options with an exercise price of Cdn.$3.36, vesting quarterly over a period of five years from the date of the grant, with a fair value at the grant date of approximately Cdn.$255,000;

•	The grant of 81,994 RSUs vesting quarterly over a period of three years from the date of the grant, valued at approximately Cdn.$255,000 on the date of the grant;
•
The conditional grant of 199,219 stock options with an exercise price of Cdn.$3.36, conditional on Mr. Mesher being continuously employed until February 1, 2009, vesting quarterly over a period of five years from the fulfillment of the condition, with a fair value at the grant date of approximately Cdn.$255,000. Mr. Mesher has since fulfilled this condition and the grant became unconditional as at February 1, 2009;

•
The conditional grant of 81,994 RSUs, conditional on Mr. Mesher being continuously employed until February 1, 2009, vesting quarterly over a period of three years from the fulfillment of the condition, valued at approximately Cdn.$255,000 on the date of the grant. Mr. Mesher has since fulfilled this condition and the grant became unconditional as at February 1, 2009;

•
The conditional grant of 199,218 stock options with an exercise price of Cdn.$3.36, conditional on Mr. Mesher being continuously employed until February 1, 2010, vesting quarterly over a period of five years from the fulfillment of the condition, with a fair value at the grant date of approximately Cdn.$255,000. Mr. Mesher has since fulfilled this condition and the grant became unconditional as at February 1, 2010; and

•
The conditional grant of 81,993 RSUs, conditional on Mr. Mesher being continuously employed until February 1, 2010, vesting quarterly over a period of three years from the fulfillment of the condition, valued at approximately Cdn.$255,000 on the date of the grant. Mr. Mesher has since fulfilled this condition and the grant became unconditional as at February 1, 2010.

In addition to the foregoing terms, the Compensation Committee determined that if Mr. Mesher’s employment is terminated by the Corporation without cause, the stock options granted as part of the Mesher July 2008 grants shall be exercisable by Mr. Mesher for a period of 2 years after the termination event rather than the usual period of six months.

Mr. Mesher re-confirmed his non-competition, non-solicitation, confidentiality and other covenants in favour of the Corporation in the fiscal 2009 employment agreement. The amended employment agreement also provides for the payment of certain amounts in respect of unvested amounts from the Mesher July 2008 Grants if Mr. Mesher’s employment is terminated without cause or there is a change of control (as defined in Mr. Mesher’s employment agreement). A summary of the termination and change of control payments and other aspects of the amended employment agreement is included below in this Circular in the section entitled “Termination and Change of Control Benefits”.

Fiscal 2011 Compensation of Other Named Executive Officers

The compensation proposed by the CEO for the other Named Executive Officers for fiscal 2011 was reviewed by the Compensation Committee with reference to the recommendations and considerations of the Compensation Committee in determining the level of compensation of the CEO and the compensation philosophy, objectives and process described in this Circular. A summary of the Named Executive Officers’ fiscal 2011 compensation is included in the Summary Compensation table below.

No adjustments were made to the base salaries of any Named Executive Officer in fiscal 2011. The Named Executive Officers, other than Mr. Ryan, were awarded variable short-term incentives in the amounts outlined in the “Short-term Incentives” table below. These variable short-term incentives payable to the Named Executive Officers, other than Mr. Ryan, were granted in the form of RSUs vesting quarterly over a period of three-years from the date of the grant, in the amounts identified in the “Short-term Incentives” table below.

Short-Term Incentives
Name	Short-term Incentives ($)	# of RSUs	Grant Price of RSU ($ per RSU)
Stephanie Ratza	Cdn.$50,000	7,813	Cdn.$6.40
J. Scott Pagan	Cdn.$72,000	11,250	Cdn.$6.40
Chris Jones	$50,000	7,520	$6.65

In addition, in light of their respective contributions to the successful completion of the Porthus Bid and initial integration activities in fiscal 2011, the Compensation Committee determined to grant (i) Mr. Pagan an additional short-term incentive on April 14, 2010 in respect of fiscal 2011 of Cdn.$36,000 by way of 5,651 RSUs at a price of Cdn.$6.37 per RSU vesting quarterly over a three-year period; and (ii) Ms. Ratza an additional short-term incentive on April 14, 2010 in respect of fiscal 2011 of Cdn.$25,000 by way of 3,925 RSUs at a price of Cdn.$6.37 per RSU vesting quarterly over a three-year period.

Mr. Ryan’s variable short-term incentives for fiscal 2011 were all paid in cash as follows:
Fiscal Quarter	Amount Paid ($)
Q1	$35,000
Q2	$23,188
Q3	$24,500
Q4	$35,000

The following long-term incentives were granted to Named Executive Officers other than Mr. Mesher relating to or in respect of fiscal 2011:

J. Scott Pagan
Similar to the methodology described above for the grant of Mr. Mesher’s long-term incentives, after considering various factors, including the benchmarking completed by Towers Watson in fiscal 2009, the Compensation Committee determined that Mr. Pagan’s annual eligibility for long-term incentives should be maintained at 70% of his base salary of Cdn.$240,000, being Cdn.$168,000. In connection with Mr. Pagan signing a new employment agreement in fiscal 2009 and incentivizing Mr. Pagan to remain as EVP, Corporate Development, General Counsel and Corporate Secretary through fiscal 2011, the Compensation Committee determined to grant Mr. Pagan in fiscal 2009 long-term incentives in respect of fiscal 2009, fiscal 2010 and fiscal 2011, or an aggregate of Cdn.$504,000 in long-term incentives, as follows (collectively the “Pagan July 2008 Grants” and referred to herein from time to time collectively with the Mesher July 2008 Grants and Jones July 2008 Grants (as defined below) as the “July 2008 Grants”):
•
The grant of 65,625 stock options with an exercise price of Cdn.$3.36, vesting quarterly over a period of five years from the date of the grant, with a fair value at the grant date of approximately Cdn.$84,000;

•	The grant of 27,010 RSUs vesting quarterly over a period of three years from the date of the grant, valued at approximately Cdn.$84,000 on the date of the grant;
•
The conditional grant of 65,625 stock options with an exercise price of Cdn.$3.36, conditional on Mr. Pagan being continuously employed until February 1, 2009, vesting quarterly over a period of five years from the fulfillment of the condition, with a fair value at the grant date of approximately Cdn.$84,000. Mr. Pagan has since fulfilled this condition and the grant became unconditional as at February 1, 2009;

•
The conditional grant of 27,010 RSUs, conditional on Mr. Pagan being continuously employed until February 1, 2009, vesting quarterly over a period of three years from the fulfillment of the condition, valued at approximately Cdn.$84,000 on the date of the grant. Mr. Pagan has since fulfilled this condition and the grant became unconditional as at February 1, 2009;

•
The conditional grant of 65,625 stock options with an exercise price of Cdn.$3.36, conditional on Mr. Pagan being continuously employed until February 1, 2010, vesting quarterly over a period of five years from the fulfillment of the condition, with a fair value at the grant date of approximately Cdn.$84,000.  Mr. Pagan has since fulfilled this condition and the grant became unconditional as at February 1, 2010; and

•
The conditional grant of 27,009 RSUs, conditional on Mr. Pagan being continuously employed until February 1, 2010, vesting quarterly over a period of three years from the fulfillment of the condition, valued at approximately Cdn.$84,000 on the date of the grant.  Mr. Pagan has since fulfilled this condition and the grant became unconditional as at February 1, 2010.

The Compensation Committee determined to amend Mr. Pagan’s employment agreement in fiscal 2009 to have Mr. Pagan re-confirm his non-competition, non-solicitation, confidentiality and other covenants in favour of the Corporation. The amended employment agreement also provides for the payment of certain amounts in respect of unvested amounts from the Pagan July 2008 Grants if Mr. Pagan’s employment is terminated without cause or there is a change of control (as defined in Mr. Pagan’s employment agreement). A summary of the termination and change of control payments and other aspects of the amended employment agreement is included below in this Circular in the section entitled “Termination and Change of Control Benefits”.

Chris Jones
Similar to the methodology described above for the grants of Mr. Mesher’s and Mr. Pagan’s long-term incentives, after considering various factors, including the benchmarking completed by Towers Watson in 2009, the Compensation Committee determined to maintain  Mr. Jones’ annual eligibility for long-term incentives at 26% of his base salary of $200,000, being $52,000. To incentivize Mr. Jones through fiscal 2011, the Compensation Committee determined to grant Mr. Jones in fiscal 2009 long-term incentives in respect of fiscal 2009, fiscal 2010 and fiscal 2011, or an aggregate of approximately $156,000 in long-term incentives, as follows (collectively the “Jones July 2008 Grants”):
•
The grant of 16,667 stock options with an exercise price of Cdn.$3.36, vesting annually over a period of five years from the date of the grant, with a fair value at the grant date of approximately $19,000;

•	The grant of 13,200 RSUs vesting quarterly over a period of five years from the date of the grant, valued at approximately $33,500 on the date of the grant;
•
The conditional grant of 16,667 stock options with an exercise price of Cdn.$3.36, conditional on Mr. Jones being continuously employed until February 1, 2009, vesting quarterly over a period of five years from the fulfillment of the condition, with a fair value at the grant date of approximately $19,000. Mr. Jones has since fulfilled this condition and the grant became unconditional as at February 1, 2009;

•
The conditional grant of 13,200 RSUs, conditional on Mr. Jones being continuously employed until February 1, 2009, vesting quarterly over a period of five years from the fulfillment of the condition, valued at approximately $33,500 on the date of the grant. Mr. Jones has since fulfilled this condition and the grant became unconditional as at February 1, 2009;

•
The conditional grant of 16,666 stock options with an exercise price of Cdn.$3.36, conditional on Mr. Jones being continuously employed until February 1, 2010, vesting quarterly over a period of five years from the fulfillment of the condition, with a fair value at the grant date of approximately $19,000. Mr. Jones has since fulfilled this condition and the grant became unconditional as at February 1, 2010; and

•
The conditional grant of 13,200 RSUs, conditional on Mr. Jones being continuously employed until February 1, 2010, vesting quarterly over a period of five years from the fulfillment of the condition, valued at approximately $33,500 on the date of the grant. Mr. Jones has since fulfilled this condition and the grant became unconditional as at February 1, 2010.

Edward Ryan
After considering various factors, including the benchmarking completed by Towers Watson in 2009, the Compensation Committee determined that Mr. Ryan’s annual eligibility for long-term incentives should be established at 45% of his base salary of $200,000, being $90,000. In connection with incentivizing Mr. Ryan through fiscal 2011, the Compensation Committee determined to grant Mr. Ryan, in fiscal 2009, stock options pursuant to the 1998 Stock Option Plan as long-term incentives for fiscal 2009, fiscal 2010 and fiscal 2011. Specifically, the Compensation Committee determined to grant Mr. Ryan 200,000 stock options which vest quarterly over five years from the date of the grant, expiring seven years from the date of the grant. The grant had a fair value of approximately $250,000 as at the grant date.

Stephanie Ratza
After considering various factors, including the benchmarking completed by Towers Watson in 2009, the Compensation Committee determined to make two grants of stock options to Ms. Ratza as long-term incentives for years including fiscal 2011 pursuant to the terms of the 1998 Stock Option Plan, as follows:
•	A grant of 50,000 stock options at an exercise price of Cdn.$3.36, vesting quarterly over a period of 5 years from the date of the grant and expiring seven years from the date of the grant; and
•	A grant of 50,000 stock options at an exercise price of Cdn.$3.13, vesting quarterly over a period of 5 years from the date of the grant and expiring seven years from the date of the grant.

Summary Compensation Table

The following table sets forth information regarding compensation earned by the Named Executive Officers during fiscal 2011, 2010 and 2009, being the Corporation’s latest 3 fiscal years completed after December 31, 2008:
Name and Principal Position	Fiscal Year Ended Jan. 31,	Salary1	Share-based Awards2	Option-based Awards3	Annual non-equity incentive plan compensation4	All Other Compensation5	Total Compensation
		($)	($)	($)	($)	($)	($)
Arthur Mesher1 Chief Executive Officer	2011 2010	339,252 317,965	84,813 -	- -	169,626 158,983	- -	593,691 476,948
	2009	277,202	715,421	677,327	138,601	-	1,808,552
Stephanie Ratza1 Chief Financial Officer	2011 2010	179,604 168,334	24,945 -	- -	50,289 46,760	- -	254,838 215,094
	2009	146,754	-	110,069	40,765	-	297,588
Edward Ryan Executive Vice-President, Global Field Operations	2011 2010 2009	200,000 200,000 200,000	- - -	- - 226,661	117,688 128,750 114,750	- - -	317,688 328,750 541,411
J. Scott Pagan1 Executive Vice-President, Corporate Development & General Counsel & Corporate Secretary	2011 2010 2009	239,472 224,446 195,672	35,921 - 235,668	- - 223,120	71,842 67,334 58,702	- - -	347,235 291,780 713,162
Chris Jones Executive Vice-President, Solutions & Services	2011 2010 2009	200,000 200,000 200,000	- - 100,500	- - 56,665	50,000 40,000 50,000	- - -	250,000 240,000 407,165

(1) The salary and non-equity incentive plan compensation of Mr. Mesher, Ms. Ratza and Mr. Pagan is paid in Canadian dollars. Amounts included in this table have been converted to US dollars at the closing foreign exchange rate on the last business day of the applicable year as reported by the Bank of Canada, which was 1 US dollar = 1.0022 Canadian dollars at January 31, 2011, 1 US dollar = 1.0693 Canadian dollars at January 29, 2010 and 1 US dollar = 1.2265 Canadian dollars at January 30, 2009.
(2) Dollar amounts in this column reflect the grant date fair value of RSUs issued in the applicable year, even if a portion of the RSU relates to services performed, or to be performed, in one or more past or future fiscal years, but do not include any amounts reported as non-equity incentive plan compensation that the Named Executive Officer elected to receive in the form of RSUs. The grant date fair value of an RSU was determined by multiplying the number of RSUs granted by the weighted-average closing price of the Common Shares on the NASDAQ in the period of five trading days preceding the date of the grant. Amounts in this column do not reflect any actual financial benefit a Named Executive Officer may have received upon any eventual vesting and payment of the RSU awards.
(3) Dollar amounts in this column reflect the grant date fair value of stock options issued in the applicable year, even if a portion of the stock option relates to service performed, or to be performed, in one or more past or future fiscal years. Amounts in this column do not reflect whether the Named Executive Officer has actually realized a financial benefit from the exercise of the awards. The grant date fair value of a stock option is determined using the Black-Scholes-Merton model. This model is used as it is the model used to value stock options for the purposes of the Corporation’s consolidated financial statements. No stock options were granted to Named Executive Officers in fiscal 2010 and fiscal 2011. Details of the options granted in fiscal 2009 are included in the table below called “Outstanding Option-based Awards and Share Based Awards”. In determining the grant date fair value of options granted on July 7, 2008, assumptions and estimates used included a 41.7% volatility factor, 3.4% risk-free rate and 5-year expected life. In determining the grant date fair value of options granted on November 28, 2008, assumptions and estimates used included a 43.8% volatility factor, 2.7% risk-free rate and 5-year expected life. Details on key assumptions and estimates used for financial statement purposes are discussed at Note 15 “Stock-based Compensation Plans” to our fiscal 2011Consolidated Financial Statements.
(4) Annual non-equity incentive plan compensation reflects the entitlement of a Named Executive Officer pursuant to the Corporation’s variable short-term incentives, described earlier in this Circular. Mr. Ryan’s fiscal 2009, fiscal 2010 and fiscal 2011 variable short-term incentives were all paid in cash on a quarterly basis, with the last quarterly payment relating to fiscal 2011 made following fiscal 2011 but prior to May 3, 2011. For Named Executive Officers other than Mr. Ryan, each Named Executive Officer elected to receive his or her fiscal 2009, fiscal 2010 and fiscal 2011 variable short-term incentive in the form of RSUs. For such Named Executive Officers, fiscal 2009 short-term incentives were granted in the form of RSUs on June 1, 2009, fiscal 2010 short-term incentives were granted in the form of RSUs on April 14, 2010 and fiscal 2011 short-term incentives were granted in the form of RSUs on April 15, 2011.
(5) “Other Annual Compensation” does not include benefits received by the Named Executive Officers which are available generally to all our salaried employees. The total value of all perquisites and other personal benefits for each Named Executive Officer is excluded as it is less than 10% of the Named Executive Officer’s total salary for the financial year and less than Cdn.$50,000.

Outstanding Option-Based Awards and Share-based Awards

The following table details the outstanding option-based awards and share-based awards for each Named Executive Officer as at January 31, 2011.

	Option-based Awards					Share-based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option Exercise Price	Option Expiration Date	Value of unexercised in-the-money options1	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested2
		(#)	(Cdn.$)		($)	(#)	($)
	March 7, 2005	379,450	2.46	March 7, 2012	1,699,982
Arthur Mesher	March 30, 2006	40,000	4.37	March 30, 2013	102,973
	July 7, 2008	199,219	3.36	July 7, 2015	713,623
	July 7, 2008	199,219	3.36	July 7, 2015	713,623
	July 7, 2008	199,218	3.36	July 7, 2015	713,619
						153,153	1,067,476

	April 2, 2007	175,000	5.05	April 2, 2014	331,769
Stephanie Ratza	July 7, 2008	50,000	3.36	July 7, 2015	179,105
	Nov. 28, 2008	50,000	3.13	Nov. 28, 2015	190,580
						15,738	109,964

	May 28, 2007	100,000	4.66	May 27, 2014	228,496
Edward Ryan	July 7, 2008	200,000	3.36	July 7, 2015	716,420

	March 7, 2005	105,890	2.46	March 7, 2012	474,400
	March 30, 2006	70,000	4.37	March 30, 2013	180,203
J. Scott Pagan	July 7, 2008	65,625	3.36	July 7, 2015	235,075
	July 7, 2008	65,625	3.36	July 7, 2015	235,075
	July 7, 2008	65,625	3.36	July 7, 2015	235,075
						67,465	470,231

	May 27, 2005	200,000	2.64	May 27, 2012	860,104
	July 7, 2008	16,667	3.36	July 7, 2015	59,703
Chris Jones	July 7, 2008	16,667	3.36	July 7, 2015	59,703
	July 7, 2008	16,666	3.36	July 7, 2015	59,699
						41,578	289,799

(1) The value of unexercised in-the-money options has been calculated using the difference between the closing price of the Corporation’s Common Shares on the TSX at the end of fiscal 2011 (Cdn.$6.95) and the option exercise price. The value has been reported in US dollars using an exchange rate of 1 US dollar = 1.0022 Canadian dollars, being the foreign exchange rate reported by the Bank of Canada on January 31, 2011 the last business day of fiscal 2011. No adjustment has been made for options that have not yet vested and are therefore not yet exercisable.
(2) All share-based awards are in the form of RSUs. The market value of RSUs that have not vested was determined using the closing price of the Common Shares on the NASDAQ at the end of fiscal 2011.

As indicated in the above section “Executive Compensation – Compensation Discussion and Analysis – Fiscal 2011 Compensation of Chief Executive Officer,” the above section “Executive Compensation – Compensation Discussion and Analysis – Fiscal 2011 Compensation of Other Named Executive Officers,” and Note 4 to the “Summary Compensation Table”, above, fiscal 2011 short-term incentives to Named Executive Officers were granted in the form of RSUs, vesting quarterly over a three-year period, as follows:

Name	Number of RSUs	Market Value of RSUs (1)
Arthur Mesher	26,563	Cdn.$170,000
Stephanie Ratza	7,813	Cdn.$50,000
J. Scott Pagan	11,250	Cdn.$72,000
Chris Jones	7,520	$50,000
(1) The market value of RSUs was determined using the five-day volume-weighted average closing price of the Common Shares on the TSX as at April 14, 2011 (Cdn.$6.40).

Since January 31, 2011, the following additional grants of long-term incentives have been made to the Named Executive Officers:

	Option-based Awards					Share-based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option Exercise Price	Option Expiration Date	Value of unexercised in-the-money options1	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested2
		(#)	(Cdn.$)		($)	(#)	(Cdn.$)
Arthur Mesher	April 15, 2011	139,752	6.32	April 15, 2018	-
	April 15, 2011					92,708	593,333

Stephanie Ratza	April 15, 2011	14,839	6.32	April 15, 2018	-
	April 15, 2011					4,922	31,500

J. Scott Pagan	April 15, 2011	79,612	6.32	April 15, 2018	-
	April 15, 2011					26,406	169,000

(1) The value of unexercised in-the-money options has been calculated using the difference between the closing price of the Corporation’s Common Shares on the TSX on May 2, 2011 (Cdn.$6.10) and the option exercise price.
(2) All share-based awards are in the form of RSUs. The market value of RSUs that have not vested was determined using the five-day volume-weighted average closing price of the Common Shares on the TSX as at April 14, 2011 (Cdn.$6.40).

Incentive Plan Awards – Value vested or Earned During Fiscal 2011

Name	Option-based awards – Value vested during the year1	Share-based awards – Value vested during the year2	Non-equity incentive plan compensation – Value earned during the year3
	($)	($)	($)
Arthur Mesher	757,367	801,656	169,626
Stephanie Ratza	109,758	68,775	50,289
Edward Ryan	150,518	-	106,438
J. Scott Pagan	250,722	385,070	71,842
Chris Jones	102,911	156,442	50,000

(1) The total value of stock options that vested in fiscal 2011. The value is equal to the difference between the exercise price of the option and the closing price of the Common Shares reported on the vesting date.
(2) The total value of RSUs vested and paid during fiscal 2011.
(3) Annual non-equity incentive plan compensation reflects the entitlement of a Named Executive Officer pursuant to the Corporation’s variable short-term incentives, described earlier in this Circular. These amounts are also included in the Summary Compensation Table, above.

On March 30, 2011, Mr. Mesher executed a cashless exercise of 379,000 options with an exercise price of Cdn.$2.46 that were granted on March 7, 2005 and were scheduled to expire within twelve months of the date of exercise. The net benefit to Mr. Mesher after deduction of the exercise price was Cdn.$1,462,955.

Termination and Change of Control Benefits

The employment contracts we have entered into with our Named Executive Officers may require us to make certain types of payments and provide certain types of benefits to the Named Executive Officers upon the occurrence of any of these events:
•	If the Named Executive Officer is terminated without cause;
•	A change in the relationship between the Corporation and the Named Executive Officer; and
•	A change of control in the ownership of the Corporation.

When determining the amounts and the type of compensation and benefits to provide in the event of a termination, change in relationship or change in control described above, we considered available information with respect to amounts payable to similarly situated officers of our principal competitors that are listed in the section entitled “Competitive Compensation” which may be found above.

We believe it is in the best interest of the Corporation and its shareholders that the Named Executive Officers are encouraged to focus on the Corporation’s operations. Differences in payment periods, if any, are driven by the position held by the Named Executive Officer and by the Named Executive Officer’s length of service with the Corporation.

Termination Without Cause
If the Named Executive Officer is terminated without cause, we may be obligated to make payments and/or provide benefits to the Named Executive Officer. A termination without cause means a termination of a Named Executive Officer for any reason other than the following:
•	The Named Executive Officer’s conviction of a felony or an indictable offense;
•
The Named Executive Officer’s material breach of any material representation, warranty, covenant or agreement contained in the Named Executive Officer’s employment agreement, non-disclosure agreement or the Corporation’s Code of Business Conduct and Ethics (the “Code”);

•	The Named Executive Officer’s gross and willful misconduct;
•	The Named Executive Officer’s commission of an act involving embezzlement or fraud;
•	The Named Executive Officer’s gross and willful malfeasance or gross and willful non-feasance;
•	The Named Executive Officer’s refusal to perform his or her duties; or
•	“Cause” as defined at law.

Change in the Relationship Between the Corporation and the Named Executive Officer
If there is a change in the relationship between the Corporation and the Named Executive Officer without the Named Executive Officer’s written consent, we may be obligated to provide payments or benefits to the Named Executive Officer, unless such a change is in connection with the termination of the Named Executive Officer either for cause or due to the death or disability of the Named Executive Officer. Some examples of such a change in the relationship between the Named Executive Officer and the Corporation are:
•
A change in control described in the previous section which results in a material change of the Named Executive Officer’s position, duties, responsibilities, title or office which were in effect immediately prior to such a change in control (except for a change in any position or duties as a director or for any other material change that is the result of a promotion), which includes any removal of the Named Executive Officer from, or any failure to re-elect or re-appoint the Named Executive Officer to, any positions or offices he or she held immediately prior to such a change in control;

•
A material reduction by either the Corporation or by any of the Corporation’s subsidiaries of the Named Executive Officer’s salary, benefits or any other form of remuneration payable by either the Corporation or the Corporation’s subsidiaries; or

•	A material breach of the employment agreement between the Corporation and the Named Executive Officer which is committed by the Corporation.

Change in Control
If there is a merger, acquisition or other change in control of the ownership of the Corporation (a “Change of Control”), we may be obligated to provide payments or benefits to the Named Executive Officer. A Change in Control includes the following events:
•	There is a transaction in which any person or group acquires ownership of more than 50% of the Corporation’s Common Shares, on a fully-diluted basis;
•
During any two year period, directors, including any additional director whose election was approved by a vote of at least a majority of the directors then in office or who were appointed by the directors then in office, cease to constitute a majority of the Board;

•
There is a transaction which results in more than 50% of the Corporation’s Common Shares, on a fully-diluted basis, being held by any person or group other than the Corporation’s shareholders immediately preceding the transaction; or

•	There is a transaction to sell all or substantially all of the assets of the Corporation.

Amounts Payable Upon Termination or Change of Control
If any one of the triggering events described above take place with respect to any of the Named Executive Officers, we may be obligated to make the payments described below.

Arthur Mesher / J. Scott Pagan
If the Corporation terminates the employment of Mr. Mesher or Mr. Pagan other than for “cause” or the Corporation is deemed to have terminated such Named Executive Officer’s employment as a result of a change in the relationship between the Corporation and the Named Executive Officer, then the following will apply:

•
We are required to pay the Named Executive Officer his base salary and maximum variable short-term compensation for up to two years (the “severance period”), subject to a claw-back of up to 75% of such amounts based on the timing and amount of compensation earned by the Named Executive Officer in performing services for third parties during the severance period;

•
We are required to pay the Named Executive Officer an amount, in equal semi-monthly amounts over the severance period, in respect of stock options and RSUs from the July 2008 Grants and April 15, 2011 grants that are unvested (“Unvested Options” and “Unvested RSUs”) as of the date the Corporation provides notice of termination or is deemed to have terminated the Named Executive Officer’s employment (the “Termination Date”), equal to the in-the-money amount for any Unvested Options and fair market value of any Unvested RSUs that were scheduled to vest in the severance period if the Named Executive Officer’s employment had not been terminated. In such a scenario, the fair market value in respect of a Change of Control is the per share amount of any cash and non-cash consideration determined three days prior to the Change of Control:

•
In the case of Mr. Mesher, he will have a period of two years after the Termination Date to exercise any vested stock options from the Mesher July 2008 Grants and a period of one year after the Termination Date to exercise any vested stock options from the grant made on April 15, 2011.

•
For Canadian taxation purposes, the Corporation shall elect not to deduct any payment made to the Named Executive Officer in respect of Unvested Options so that the Named Executive Officer is eligible for the preferential taxation available to employee stock option benefits.

•
If the Termination Date occurs prior to long-term incentives being granted to the Named Executive Officer in respect of fiscal 2013, then, in the case of Mr. Mesher, he shall receive an additional payment of Cdn.$593,333 and, in the case of Mr. Pagan, he shall receive an additional payment of Cdn.$225,333.

•	We are required to continue the Named Executive Officer’s employee benefits for the severance period.

To receive the severance payments outlined above, the Named Executive Officer is required to execute a written release in favour of the Corporation and its employees and agents reasonably satisfactory to the Corporation of any claims arising from or related to the Named Executive Officer’s employment or severance from employment (other than claims for payments pursuant to the employment agreement). Further, the Named Executive Officer must continue to abide by his post-employment covenants to the Corporation to remain eligible for the severance amounts. These covenants include a post-Termination Date non-competition covenant for one year, a post-Termination Date non-solicitation covenant for two years, and confidentiality and non-disparagement covenants. We may waive any breach by the Named Executive Officer of any provision of a covenant or agreement upon the review and approval of our Board.

Mr. Mesher’s stock options, other than the Mesher July 2008 Grants and the stock option grant made on April 15, 2011, provide that (i) in the event of a Change in Control they become fully exercisable (to the extent not already vested); and (ii) in the event of the termination of his employment without “cause”, they become fully exercisable (to the extent not already vested) and expire six months after such event, subject to an earlier expiry based on the original expiry date of the option. Mr. Pagan’s stock options, other than the Pagan July 2008 Grants and the stock option grant made on April 15, 2011, provide that in the event of a Change in Control they become fully exercisable (to the extent not already vested).

Mr. Mesher’s and Mr. Pagan’s RSUs, other than their respective July 2008 Grants and the April 15, 2011 grants, provide that the RSUs will vest (to the extent they have not previously vested) (i) immediately, in the event of the termination of his employment without “cause”; or (ii) on the effective date of a “Corporate Transaction”. A “Corporate Transaction” is considered to be any of the following:

(i)	a Change in Control;

(ii)	a capital reorganization, amalgamation, arrangement, plan of arrangement or other scheme or reorganization;

(iii)
an offer for Common Shares, where the Common Shares subject to the offer, together with the offeror’s Common Shares and Common Shares of any person or company acting jointly or in concert with the offeror, constitute in the aggregate 20% or more of the Common Shares;

(iv)
an acquisition by a person of Common Shares such that the Common Shares acquired, together with the person’s Shares and Shares of any person or company acting jointly or in concert with such person, constitute in the aggregate 20% or more of the Common Shares outstanding immediately after such acquisition, unless another person has previously acquired and continues to hold Common Shares that represent a greater percentage than the first-mentioned person;

(v)	a sale of all or substantially all of the assets of the Corporation or any subsidiary; or

(vi)	an extraordinary distribution to shareholders, including extraordinary cash dividends, dividends in kind and return of capital.

Stephanie Ratza / Edward Ryan / Chris Jones
The employment agreements with each of Stephanie Ratza, Edward Ryan and Chris Jones provide that if such Named Executive Officer is terminated without “cause”, the Corporation will pay such Named Executive Officer up to twelve months’ salary as compensation for severance, subject to a 50% reduction of the unpaid balance of such severance amount from the date the departed Named Executive Officer finds alternate employment. Each employment agreement with such Named Executive Officer provides that if the Named Executive Officer resigns within eighteen months after a Change of Control, then the Named Executive Officer will continue to be eligible for the applicable severance pay detailed above. Amounts to be paid are based on the base salary of the Named Executive Officer as identified in the Summary Compensation Table above.

During any severance period, the Named Executive Officer will remain eligible to continue to participate in the employee benefit plans and programs of the Corporation.

To receive the severance payments outlined above, the Named Executive Officer is required to execute a written release of all claims (other than claims for payments pursuant to the employment agreement) reasonably satisfactory to the Corporation releasing the Corporation and its employees and agents from any claims arising from or related to the Named Executive Officer’s employment or severance from employment. Further, the Named Executive Officer must continue to abide by his post-employment covenants to the Corporation to remain eligible for the severance amounts. These covenants include post-Termination Date non-competition covenant for one year, a post-Termination Date non-solicitation covenant for two years, and confidentiality and non-disparagement covenants. We may waive any breach by the Named Executive Officer of any provision of a covenant or agreement upon the review and approval of our Board.

Stock options granted to the Named Executive Officers prior to fiscal 2009 provide that in the event of a Change in Control, the options become fully exercisable (to the extent not already fully vested). Stock options grants to the Named Executive Officers in fiscal 2009 and subsequently do not contain such an acceleration of vesting provision.

Certain RSUs granted to the Named Executive Officers provide that the RSUs will vest (to the extent they have not previously vested) (i) immediately, in the event of the termination of the Named Executive Officer’s employment without Cause; or (ii) on the effective date of a Corporate Transaction. Potential payouts relating to such grants are reflected in the table in the section “Quantitative Estimates of Payments upon Termination or Change of Control”.

Quantitative Estimates of Payments upon Termination or Change of Control

Further information regarding payments to our Named Executive Officers in the event of a termination without “cause”, change in relationship or a Change in Control may be found in the table below. This table sets forth the estimated amount of payments and other benefits each Named Executive Officer would be entitled to receive upon the occurrence of the indicated event, assuming that the event occurred on January 31, 2011. Amounts potentially payable under plans which are generally available to all salaried employees, such as life and disability insurance, are excluded from the table. The values related to vesting of stock options and awards are based upon the fair market value of our Common Shares of Cdn.$6.95 per Common Share as reported on the TSX on January 31, 2011, the last trading day of fiscal 2011, converted to US dollars at the rate of 1 US dollar = 1.0022 Canadian dollars, being the foreign exchange rate reported by the Bank of Canada on January 31, 2011, the last business day of fiscal 2011. Stock option amounts deduct the applicable exercise price of the stock options. RSU values are calculated using the fair market value of our Common Shares of $6.97 per Common Share as reported on NASDAQ on January 31, 2011. Severance amounts included in the table below assume that a Named Executive Officer does not obtain alternate employment during any severance period. The “Without Cause” summary information for Mr. Mesher and Mr. Pagan includes any deemed termination by the Corporation due to a change in relationship, as described above in the Termination and Change of Control Benefits section.

	Event	Salary	Variable Short-term ($)	Stock Options	RSUs	Total

		($)		($)	($)	($)
Arthur Mesher 1, 2	Without Cause and Change of Control	678,504	339,252	713,644	571,477	2,302,878
	Without Cause	678,504	339,252	-	495,999	1,513,755
	Change of Control	-	-	5,149	495,999	501,148
Stephanie Ratza 2	Without Cause	179,604	-	-	109,694	289,298
	Change of Control	179,604	-	82,942	109,694	372,240
Edward Ryan	Without Cause	200,000	-	-	-	200,000
J. Scott Pagan 1, 2	Without Cause and Change of Control	478,892	143,683	235,108	188,239	1,045,973
	Without Cause	478,892	143,683	-	281,992	904,619
	Change of Control	-	-	9,010	281,992	291,002
Chris Jones 2	Without Cause	200,000	-	-	124,191	324,191
	Change of Control	-	-	-	124,191	124,191

(1) The amounts listed do not include amendments made to the employment agreements with Mr. Mesher and Mr. Pagan following the fiscal year. If Mr. Mesher is terminated prior to long-term incentives being granted to him in respect of fiscal 2013, then he is entitled to an additional payment of Cdn.$593,333. If Mr. Pagan is terminated prior to long-term incentives being granted to him in respect of fiscal 2013, then he is entitled to an additional payment of Cdn.$225,333.
(2) The amounts listed do not include amounts payable relating to stock option grants or RSU grants made after January 31, 2011. The following additional amounts would have been payable if the April 15, 2011 grants had been made at January 31, 2011 and the triggering event occurred on January 31, 2011: (1) Termination Without Cause: (i) Mr. Mesher $671,375; (ii) Mr. Pagan $233,458; and (iii) Ms. Ratza $54,181; and (2) Change of Control: (i) Mr. Mesher $184,207; (ii) Mr. Pagan $78,015; (iii) Ms. Ratza $54,181; and (iv) Mr. Jones $52,149.

Director Compensation

Fiscal 2011

The following table sets forth summary information concerning the annual compensation earned by each of the non-employee directors of the Corporation for fiscal 2011. Compensation is denominated in US dollars, however, was paid to non-employee directors who are resident in Canada in Canadian dollars.

Name	Fees Earned1 ($)	Share-based awards2 ($)	Total ($)
David Beatson	45,688	25,000	70,688
Michael Cardiff	43,312	25,000	68,312
J. Ian Giffen	57,500	40,500	98,000
Chris Hewat	28,750	25,000	53,750
Stephen Watt	37,500	25,000	62,500

(1) Certain directors elected to and/or were required to receive a portion of the fees that they earned in fiscal 2011 in the form of DSUs. In respect of fiscal 2011, the following number of DSUs were granted to directors with the value of the DSUs expressed in parentheses using fair value of the DSUs at the time of the grant of the DSUs: (i) David Beatson – 1,476 ($9,375); (ii) Michael Cardiff – 1,948 ($12,500); and (iii) Stephen Watt – 5,842 ($37,500).
(2) Amounts set forth in this column reflect awards of RSUs. RSUs are valued by multiplying the number of RSUs granted and the weighted-average closing price of the Common Shares on the NASDAQ in the period of five trading days preceding the date of the grant. These amounts do not reflect any financial benefit a director may have actually received from the vesting and payment of the awards.

Directors who are salaried officers or employees of the Corporation receive no compensation for serving as directors. Non-employee directors of the Corporation were compensated in fiscal 2011 based on the retainers for Board and committee work outlined in the table below.

Retainer
Annual Base Retainer	$25,000
Audit Committee Retainer	$15,000 – Chair $10,000 – Member
Compensation Committee Retainer	$10,000 – Chair $5,000 – Member
Corp. Governance Committee Retainer	$5,000 – Chair $3,750 – Member
Nominations Committee Retainer	$2,500 – Chair $1,250 – Member

A director may elect, prior to the commencement of a fiscal year, to receive a portion of his or her compensation for that fiscal year in the form of DSUs. Directors may be required to receive a minimum amount of their compensation in the form of DSUs if they have not yet achieved the minimum equity ownership threshold specified by the Equity Ownership Policy, described further below.

All annual retainers are paid in cash and/or DSUs as described below. Outside directors who are not ordinarily resident in the Province of Ontario and travel to attend a meeting of the Board of Directors in person are compensated an additional $1,000 per meeting.

The Board of Directors adopted its original Equity Ownership Policy on June 28, 2004. Under the original Equity Ownership Policy, non-employee directors were required to acquire and hold an aggregate number of Common Shares and DSUs equal to the equivalent of 3 times the annual base retainer of $15,000 ($45,000), within a period ending on the later of June 28, 2010 and the date that is six years from the date the individual becomes a director. Effective May 24, 2007, the annual base retainer for non-employee directors was increased to $20,000 per year and the requirement under the Equity Ownership Policy was correspondingly increased to 3 times the annual base retainer of $20,000 ($60,000). Effective March 5, 2008, the Equity Ownership Policy was increased to $80,000. Until such time as an outside director attains the minimum equity ownership prescribed under the Equity Ownership Policy, the director will be required to receive at least one-half of his annual base retainer in DSUs. On March 10, 2009, the Board amended the Equity Ownership Policy such that a director’s investment in the Corporation will be measured as the greater of the value of the investment at the investment date and the current fair market value of the investment, on an investment-by-investment basis.

At the annual meeting of the Corporation’s shareholders held on May 24, 2007, the Corporation’s shareholders approved an amendment to the 1998 Stock Option Plan that limited the grant of options to directors who are not employees or officers of the Corporation (a “non-executive director”). More specifically, the 1998 Stock Option Plan was amended to provide that no options would be granted to any non-executive director after May 24, 2007 if such grant would, at the time of the grant, result in the aggregate number of Common Shares reserved for issuance pursuant to all of the Corporation’s share compensation arrangements to non-executive directors exceeding 0.75% of the issued and outstanding Common Shares. The Corporation has not granted options to purchase Common Shares to non-executive directors pursuant to the 1998 Stock Option Plan since the amendment was adopted on May 24, 2007. As at May 3, 2011, non-executive directors held options to purchase 150,000 Common Shares pursuant to the 1998 Stock Option Plan, representing 0.2% of the Corporation’s issued and outstanding Common Shares.

Effective commencing fiscal 2010, each non-executive director receives an annual grant of RSUs. Each RSU has a value equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. The RSUs vest equally over a period of three years provided the director continues to serve on the Board of Directors. All unvested RSUs vest automatically in the event of a Corporate Transaction. For fiscal 2011, the dollar-value of the grant was $25,000.

For fiscal 2011, newly-elected directors were to receive a one-time grant of $62,500 in the form of RSUs. Each RSU has a value equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. The RSUs vest equally over a period of five years provided the director continues to serve on the Board of Directors. All unvested RSUs vest automatically in the event of a Corporate Transaction. No new directors joined the Corporation in fiscal 2011.

Directors of the Corporation are entitled to reimbursement for expenses incurred by them in their capacity as directors. Each member of the Board of Directors is also eligible for reimbursement of up to $1,000 per fiscal year of fees paid by that individual director for enrolment in continuing education courses or programs conducted by third parties or institutions relevant to their role as a director of the Corporation.

The Chairman of the Board receives an annual retainer of $25,000 paid as follows: (i) $12,500 in cash; and (ii) $12,500 in RSUs. Retainers are paid in cash on a quarterly basis. Each RSU has a value equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. The RSUs vest equally over a period of three years provided the Chairman of the Board continues to serve on the Board of Directors. All unvested RSUs vest automatically in the event of a Corporate Transaction.

Changes to Director Compensation for Fiscal 2012

In fiscal 2011, the Compensation Committee retained Towers Watson to provide advice with respect to compensation of non-employee directors for fiscal 2012. As part of Towers Watson’s engagement, it benchmarked the compensation of the Corporation’s directors against corporations of comparable revenues, market capitalization and earnings in the United States and Canada. After considering the benchmarking conducted by Towers Watson, the Compensation Committee recommended, and the Board of Directors approved, the following changes to the compensation of non-employee directors effective for fiscal 2012:
•	Increase the annual retainer from $25,000 to $30,000;
•	Increase the annual RSU grant from $25,000 to $30,000;
•	Increase the new director initial RSU grant from $62,500 to $75,000; and
•	Increase the additional annual compensation payable to a non-employee Chairman from $25,000 to $30,000, payable $15,000 in cash and $15,000 in RSUs.

Outstanding Director Option-Based Awards and Share-based Awards

The following table details the outstanding option-based awards and share-based awards for each of the Corporation’s non-employee directors as at January 31, 2011.

	Option-based Awards					Share-based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option Exercise Price	Option Expiration Date	Value of unexercised in-the-money options1	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested2
		(#)	(Cdn.$)		($)	(#)	($)
	March 21, 2006	45,000	4.17	March 21, 2013	124,825
David Beatson	May 26, 2006	15,000	4.40	May 26, 2013	38,166
						10,037	69,958

Michael Cardiff						12,880	89,774

	May 27, 2005	15,000	2.64	May 27, 2012	64,508
J. Ian Giffen	May 26, 2006	15,000	4.40	May 26, 2013	38,166
						15,210	106,014

	May 27, 2005	15,000	2.64	May 27, 2012	64,508
Chris Hewat	May 26, 2006	15,000	4.40	May 26, 2013	38,166
						10,037	69,958

	May 27, 2005	15,000	2.64	May 27, 2012	64,508
Stephen Watt	May 26, 2006	15,000	4.40	May 26, 2013	38,166
						10,037	69,958
(1) The value of unexercised in-the-money options has been calculated using the difference between the closing price of the Corporation’s Common Shares on the TSX at the end of fiscal 2011 (Cdn.$6.95) and the option exercise price. The value has been reported in US dollars using an exchange rate of 1 US dollar = 1.0022 Canadian dollars, being the foreign exchange rate reported by the Bank of Canada on January 31,2011, the last business day of fiscal 2011. No adjustment has been made for options that have not yet vested and are therefore not yet exercisable.
(2) Share-based awards are in the form of RSUs. The market value of RSUs that have not vested was determined using the closing price of the Common Shares on the NASDAQ at the end of fiscal 2010 ($6.97). Not included in the table are DSUs. DSUs vest on grant, however, are not paid to the director until the director ceases to serve on the Board of Directors. As at January 31, 2011, the following number of DSUs were vested to directors with the value of the DSUs expressed in parentheses using the closing price of the Common Shares on the NASDAQ at the end of fiscal 2011 ($6.97): (i) David Beatson – 12,308 ($85,787); (ii) Michael Cardiff – 9,933 ($69,233); (iii) J. Ian Giffen – 28,172 ($196,359) ; (iv) Chris Hewat – 15,637 ($108,990) ; and (v) Stephen Watt – 40,333 ($281,121). As at May 3, 2011, the following number of DSUs were vested to directors with the value of the DSUs expressed in parentheses using the closing price of the Common Shares on the NASDAQ at May 2, 2011 ($6.51): ): (i) David Beatson – 12,308 ($80,125); (ii) Michael Cardiff – 10,405 ($67,737); (iii) J. Ian Giffen – 28,172 ($183,400) ; (iv) Chris Hewat – 15,637 ($101,797) ; and (v) Stephen Watt – 46,040 ($299,720).

Director Incentive Plan Awards – Value Vested or Earned During Fiscal 2011

Name	Option-based awards – Value vested during the year1 ($)	Share-based awards – Value vested during the year2 ($)
David Beatson	25,631	28,743
Michael Cardiff	-	48,480
J. Ian Giffen	11,278	41,938
Chris Hewat	11,278	28,743
Stephen Watt	11,278	28,743
(1) The total value of stock options that vested in fiscal 2011. The value is equal to the difference between the exercise price of the option and the closing price of the Common Shares reported on the vesting date.
(2) The total value of RSUs vested and paid during fiscal 2011.

Performance Graph
The following graph compares the cumulative total shareholder return on the Common Shares to the cumulative total return of the S&P/TSX Composite Index, the NASDAQ Composite Index and the “Software & Services” industry group of the S&P/TSX Composite Index for the Corporation’s last five fiscal years.

	Jan 31, 2006	Jan 31, 2007	Jan 31, 2008	Jan 31, 2009	Jan 31, 2010	Jan 31, 2011
Actual Data (Cdn.$)
Descartes (DSG)	3.85	4.61	3.77	3.32	6.32	6.95
S&P/TSX Composite Index	11945.64	13034.12	13155.10	8694.90	11094.31	13551.99
NASDAQ Composite Index	2305.82	2463.93	2389.86	1476.42	2147.35	2700.08
Software & Services Industry Subgroup	600.89	685.29	754.91	728.56	953.15	1216.82
Nominal Data (Cdn.$)
Descartes (DSG)	100	120	98	86	164	181
S&P/TSX Composite Index	100	109	110	73	93	113
NASDAQ Composite Index	100	107	104	64	93	117
Software & Services Industry Subgroup	100	114	126	121	159	203

Mr. Mesher was appointed as CEO of the Corporation in November 2004. Since that time, the performance of the Corporation’s Common Shares has exceeded that of the indices included in the performance graph above. This trend is reflected in the compensation that has been awarded to the Named Executive Officers over those comparable periods.

Directors’ and Officers’ Liability Insurance

Effective August 1, 2010, the Corporation’s directors’ and officers’ liability insurance policy was renewed for a period of 12 months with a total coverage amount of $25,000,000, which requires the Corporation to pay a deductible of up to $100,000 for each non-securities claim and a deductible of $250,000 for each securities claim, and has annual premiums of approximately $225,000, plus applicable taxes.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, proposed nominee for election as a director, either current or having held such position during fiscal 2011, or any of their respective associates and no employee, former executive officer, former director or former employee of the Corporation or its subsidiaries is, as at May 3, 2011, or has been, at any time since the beginning of fiscal 2011, indebted, in connection with a purchase of Common Shares or otherwise, to (i) the Corporation or its subsidiaries; or (ii) another entity in respect of which the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Blake, Cassels & Graydon LLP, in which Mr. Hewat is a partner, provided legal services to the Corporation during fiscal 2011 and has been providing, and is expected to continue to provide, legal services to the Corporation in the fiscal year ending January 31, 2011. For fiscal 2011, the Corporation incurred fees of Cdn.$403,700 for legal services rendered by Blake, Cassels & Graydon LLP.

           No person who has been a director or an executive officer of the Corporation, at any time since the beginning of fiscal 2011, or any proposed nominee for election as a director, or any associate or affiliate of any such director or executive officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as otherwise disclosed in this Circular. Except as otherwise disclosed in this Circular, no informed person, proposed nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of fiscal 2011 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and Management consider good corporate governance to be central to the effective and efficient operation of the Corporation. Over the past year, both Management and the Board of Directors, with the assistance of the Corporate Governance Committee, have devoted significant attention and resources to ensuring that the Corporation’s system of corporate governance would meet or exceed applicable legal and stock exchange requirements.

The Corporation is subject to the requirements of the Canadian Securities Administrators National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Corporate Governance National Instrument”); National Policy 58-201 – Corporate Governance Guidelines (the “National Policy”); and National  Instrument 52-110 – Audit Committees (the “Audit Committee National Instrument”).

The Corporation is also subject to the requirements of the U.S. Sarbanes-Oxley Act and requirements of the TSX and NASDAQ and comparable requirements under Canadian provincial securities legislation, including those relating to the certification of financial and other information by the Corporation’s CEO and CFO; oversight of the Corporation’s external auditors; enhanced independence criteria for audit committee members; the pre-approval of permissible non-audit services to be performed by the Corporation’s external auditors; and the establishment of procedures for the anonymous submission of employee complaints regarding the Corporation’s accounting practices (commonly known as whistle-blower procedures).

The Corporation believes that it has a sound governance structure in place for both Management and the Board of Directors, and a comprehensive system of internal controls designed to ensure reliability of financial records. These structures and systems are reviewed and assessed on a frequent basis to account for developments in both Canada and the United States relating to corporate governance, accountability and disclosure.

The following is a description of certain corporate governance practices of the Corporation, as required by the Corporate Governance National Instrument and Audit Committee National Instrument.

Board of Directors

The National Policy recommends that boards of directors of reporting issuers be composed of a majority of independent directors. For fiscal 2011, the Board of Directors was composed of a majority of independent directors with four of six directors being independent. The four independent directors were: Mr. David Beatson; Mr. Michael Cardiff; Mr. J. Ian Giffen; and Mr. Stephen Watt. Two directors have material relationships with the Corporation and are therefore not independent. Mr. Mesher, Chief Executive Officer, is considered to have a material relationship with the Corporation for the purposes of the National Policy by virtue of his executive officer position. Mr. Hewat is considered to have a material relationship with the Corporation for the purposes of the National Policy by virtue of being a partner in the law firm Blake, Cassels & Graydon LLP, which provides legal services to, and receives compensatory fees from, the Corporation (see “Certain Relationships and Related Transactions” above).

Mr. J. Ian Giffen, one of the Corporation’s independent directors, is the Chairman of the Board of Directors. The Corporation has taken additional steps to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of Management. The directors hold in camera sessions of the independent directors at the conclusion of meetings of the Board of Directors, at which Management and non-independent directors are not present. Five of these in camera meetings were held in fiscal 2011.

Currently, the following directors serve on the boards of other public companies, as listed below:

Director	Public Company Board Membership
David Beatson	PFSweb, Inc. (NASDAQ: PFSW)
Michael Cardiff	Hydrogenics Corporation (TSX:HYG; NASDAQ:HYGS)
J. Ian Giffen	Absolute Software Corporation (TSX:ABT) MKS Inc. (TSX: MKX) Ruggedcom Inc. (TSX:RCM)

The Board of Directors and its committees held the following number of meetings:

	Year ended January 31, 2011	February 1, 2011 – May 4, 2011	Total
Board of Directors	7	1	8
Audit Committee	4	1	5
Compensation Committee	10	4	14
Corporate Governance Committee	4	1	5
Nominating Committee	1	6	7

The attendance of the directors at such meetings was as follows:

Director	Board Meetings Attended	Committee Meetings Attended
David Beatson	8 of 8	19 of 19
Michael Cardiff	7 of 8	19 of 19
J. Ian Giffen	8 of 8	17 of 17
Christopher Hewat	6 of 8	5 of 5
Arthur Mesher	8 of 8	Not applicable
Stephen Watt	8 of 8	26 of 26

Mandate of the Board of Directors

The Board of Directors is responsible for the overall stewardship of the Corporation. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chairman of the Board, and the executive officers of the Corporation, all as more particularly described in the Board Mandate attached to this Circular as Schedule “D”.

        The Board Mandate describes the Board of Directors’ responsibility for oversight of risks impacting the Corporation. The Board Mandate provides that the Board of Directors shall, with the assistance of the Audit Committee, review the factors identified by Management in its annual and interim disclosures as factors that may affect future financial results and review the strategies identified by Management to manage these factors. The Audit Committee Charter confirms the Audit Committee's responsibilities in that regard. Each fiscal quarter, Management reports directly to the Board of Directors and Audit Committee on existing and emerging risks impacting the Corporation’s business risk profile, including regulatory changes, litigation, changes in customer relationships, product development, credit and liquidity risks, market risks and other business risks, including those more particularly identified in “Certain Factors That May Affect Future Results” section of the Corporation’s periodic financial reports. In addition, on an ongoing basis the Board of Directors and Management consider short- and long-term risks in developing the Corporation’s strategic plan. Where new or emerging risks are identified, the Board considers what, if any, amendments to the Corporation’s existing policies and procedures are appropriate to establish compensating controls to manage or mitigate the risk. On an ongoing basis, the Corporate Governance Committee reviews the Corporation’s policy and procedure framework to assist the Board in evaluating the framework’s effectiveness.

The Board of Directors reviews the composition of its committees at least annually, typically following the annual meeting of the Corporation’s shareholders, to ensure that the committees are appropriately composed to discharge each committee’s respective responsibilities. In assigning committee responsibilities among its members, the Board of Directors considers factors including the applicable restrictions and requirements of committee composition established by law and regulation; the qualifications and knowledge of the individual members eligible to serve on committees; and the relative distribution of committee responsibilities to each individual member.

Majority Election of Directors Policy

The Board of Directors has adopted the Majority Voting Policy whereby any nominee in an uncontested election who receives, from the Common Shares voted at the Meeting in person or by proxy, a greater number of Common Shares withheld from voting than Common Shares voted in favour of his or her election, must promptly tender his or her resignation to the Chairman of the Board, to take effect on acceptance by the Board. The Corporate Governance Committee will promptly consider such tendered resignation and make a recommendation to the Board as to the action to be taken with respect to such tendered resignation. In considering a tendered resignation, the Corporate Governance Committee considers all factors it deems relevant to the best interests of the Corporation, including without limitation (i) any stated reasons why shareholders withheld their vote with respect to the subject director; (ii) what the Corporate Governance Committee believes to be the underlying reasons for the majority withhold vote, including whether these reasons relate to the incumbent director’s performance as a director, whether these reasons relate to the Corporation or another company, and whether these reasons are curable and alternatives for effecting any cure; (iii) the percentage of outstanding shares represented by votes cast and withheld from voting on the election of the subject director; (iv) the tenure and qualifications of the director; (v) the director's past and expected future contributions to the Corporation; (vi) the other policies of the Corporation; (vii) the overall composition of the Board of Directors, including whether accepting the resignation would cause the Company to fail to meet any applicable securities laws and rules of federal and provincial securities commissions and TSX and NASDAQ; and (viii) whether the resignation of the director could result in the triggering of change in control or similar provisions under any contract by which the Corporation is bound or any benefit plan of the Corporation and, if so, the potential impact thereof.

The Board will have 90 days following the date of the applicable annual meeting of shareholders to act on the Corporate Governance Committee’s recommendation. Following the Board of Directors’ decision on the resignation, the Board of Directors shall promptly disclose, via press release, its decision whether to accept the director’s resignation offer including the reasons for the Board of Directors rejecting the resignation offer, if applicable. The director will not participate in any committee or Board deliberations on the resignation offer.

Position Descriptions and Committee Charters

The Board of Directors has adopted a written description of the roles of the CEO and the Chairman of the Board. The CEO’s role is described as having general supervision over the business and affairs of the Corporation, including strategic planning, operational planning and shareholder communication, and leading the implementation of the resolutions and policies of the Board. The Chairman of the Board’s role is described as facilitating the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under its mandate. The Chairman of the Board’s functions and responsibilities are described as including the following: (a) Board management; (b) advisory matters relating to the CEO; (c) assisting with succession planning; (d) reviewing management’s strategic initiatives; and (e) reviewing the effectiveness of the Corporation’s shareholder communications plan.

The Board of Directors has also adopted written charters for each of the four committees of the Board of Directors. Each committee charter includes a description of the role of the chairman of that committee.

Copies of the position descriptions of the Chairman of the Board and the CEO, and the committee charters are available at www.descartes.com or upon request from the Corporate Secretary of the Corporation.

Orientation and Continuing Education

Responsibility for orientation programs for new directors is assigned by the Board of Directors to the Corporate Governance Committee. In this regard, the Corporate Governance Committee’s duties include ensuring the adequacy of the orientation and education program for new members of the Board of Directors. New directors meet with the Chairman of the Board, the CEO, the CFO and/or the Corporation’s legal counsel. The Corporation’s legal counsel also reviews with each new member: (i) certain information and materials regarding the Corporation, including the role of the Board of Directors and its committees and the Corporation’s corporate history; and (ii) the legal obligations of a director of the Corporation.

The Corporate Governance Committee is also responsible for arranging continuing education for directors in order to ensure that directors acquire and maintain skills and knowledge relevant to the performance of their duties as directors. Director education sessions are generally scheduled to coincide with the Corporation’s regular quarterly Board meetings to extend their knowledge of the Corporation and its operations. Each member of the Board of Directors is also eligible for reimbursement of up to $1,000 per fiscal year of fees paid by that individual director for enrolment in continuing education courses or programs conducted by third parties or institutions relevant to their role as a director of the Corporation.

Ethical Business Conduct

The Board of Directors has adopted the Code applicable to the Corporation’s directors, officers and employees. A copy of the Code is available on the Corporation’s website at www.descartes.com and has been filed on and is accessible through SEDAR at www.sedar.com. The Code sets out in detail the core values and principles by which the Corporation is governed and addresses topics such as: honest and ethical conduct; conflicts of interest; compliance with applicable laws and the Corporation’s policies and procedures; public disclosure and books and records; use of corporate assets and opportunities; confidentiality of corporate information; reporting responsibilities and procedures; health and safety; and non-retaliation.

The Corporation’s General Counsel is responsible for communicating the Code to directors, officers, and employees and assisting the Corporate Governance Committee in administering the Code. The Corporate Governance Committee monitors overall compliance with the Code. The General Counsel and Corporate Governance Committee report to the Board at regular quarterly meetings of the Board of Directors on any issues or concerns that have been raised, provided that any issues or concerns specifically related to accounting, internal financial controls and/or auditing will be reviewed and forwarded to the Audit Committee.

In addition, the Board of Directors has adopted and communicated policies and procedures for the submission by employees, directors or officers of concerns regarding accounting matters or violations of the Code or applicable laws; and the receipt, retention and treatment of such concerns. The Board of Directors and the Audit Committee have established a confidential, anonymous hotline to encourage employees, officers and directors to raise concerns regarding matters covered by the Code (including accounting, internal controls or auditing matters) on a confidential basis free from discrimination, retaliation or harassment. Regular quarterly reminders are sent to employees about the availability of the hotline.

In order to ensure independent judgment in considering transactions/agreements in which a director/officer has a material interest, such transactions/agreements are considered and, if deemed advisable, approved by the independent directors.

Succession Planning

The Corporate Governance Committee, in consultation with the Chairman of the Board and the CEO, is responsible for overseeing the Corporation’s succession planning for the chief executive officer role. The Corporation’s succession planning includes the identification and consideration of suitable short- and long-term candidates to hold the chief executive officer role, on both an interim and permanent basis. Candidates are considered based on various factors, including executive experience, market and industry expertise, geographic location, familiarity with the Corporation’s business and customers and past successes in achieving particular corporate goals. Any considerations or recommendations of the Corporate Governance Committee in respect of succession planning are presented to the Board of Directors for consideration at a session without management present.

Audit Committee

The Audit Committee is comprised of J. Ian Giffen (Chair), David Beatson and Michael Cardiff. Each of Messrs. Giffen, Beatson and Cardiff is independent and financially literate for purposes of the Audit Committee National Instrument, as well as pursuant to the Listing Standards of the NASDAQ and U.S. federal securities laws. Items 7.2 and 8 of the Corporation’s Annual Information Form dated April 25, 2011, a copy of which is filed on www.sedar.com, contains further disclosure with respect to the Corporation’s Audit Committee as required by section 5.2 of the Audit Committee National Instrument. The Board of Directors has also determined that J. Ian Giffen is an “audit committee financial expert” for the purposes of applicable U.S. securities laws and regulations.

The responsibilities, power and operation of the Audit Committee are set out in its written charter, available on the Corporation’s website at www.descartes.com. The Committee’s primary functions are to oversee the accounting and financial reporting practices of the Corporation and the audits of the Corporation’s financial statements. This includes assisting the Board in fulfilling its responsibilities in reviewing financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring the Corporation’s compliance with applicable laws and regulations; selecting the auditors for shareholder approval; reviewing the qualifications, independence and performance of the auditors; and reviewing the qualifications, independence and performance of the Corporation’s financial management.

In fiscal 2011, the Audit Committee’s activities included the following:

Fiscal 2011 Audited Consolidated Financial Statements

•	Reviewed and discussed with Management and the independent auditor the audited annual consolidated financial statements, and the notes and management’s discussion and analysis thereon;

•
Discussed with the independent auditor all matters required to be discussed by professional auditing guidelines and standards in Canada and the U.S., including the confirmation of the independent auditor’s independence;

•	Received the written disclosures from the independent auditor recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the U.S.; and

•	Recommended to the Board that the Corporation’s fiscal 2011 audited consolidated financial statements be approved.

Independent Auditor

•
Reviewed the qualifications, performance and independence of the independent auditor, recommended reappointment of the independent auditor for shareholders’ approval, and approved the compensation of the independent auditor;

•
Reviewed the independence and qualifications of the independent auditor and lead partners of the independent auditors, based on the independent auditor’s disclosure of its relationship with the Corporation;

•	Approved audit and permitted non-audit services to be performed by the independent auditor;

•
Delegated authority to the Chair of the Audit Committee to approve requests received during the year for audit and permitted non-audit services to be provided by the independent auditor and reviewed the decisions of the Chair at the next meeting; and

•	Reviewed the overall scope and plan of the annual audit with the independent auditor and Management.

Financial Reporting

•	Reviewed any significant changes to applicable accounting principles and practices;

•
Reviewed with management and the independent auditor prior to publication, and recommended for approval by the Board, the interim quarterly financial statements and the annual consolidated financial statements and the notes and management’s discussion and analysis thereon;

•	Reviewed significant financial reporting issues and judgments made in connection with the preparation of the Corporation’s financial statements;

•	Reviewed the certification process for annual and interim filings with the CEO and CFO; and

•	Reviewed and considered the Corporation’s fraud prevention and detection program.

Compliance
•	Reviewed the General Counsel’s reports on legal matters that may have a material impact on the Corporation;

•	Reviewed the Corporation’s investment policy;

•	Reviewed management’s reports on the effectiveness of internal control over financial reporting and disclosure controls and procedures; and

•	Reviewed the results of the audit committee hotline program.

Compensation Committee

The Compensation Committee is comprised of Michael Cardiff (Chair), David Beatson and Stephen Watt. Each of Messrs. Cardiff, Beatson and Mr. Watt is an independent director. None of the members of the Compensation Committee have been or are an officer or employee of the Corporation or any of its subsidiaries.

The responsibilities, powers and operation of the Compensation Committee are set out in its written charter, available on the Corporation’s website at www.descartes.com. The Compensation Committee is responsible for, among other things, reviewing and recommending the form and adequacy of compensation arrangements for the Board of Directors, CEO and other executive officers, having regard to associated risks and responsibilities.

Further information regarding the activities and recommendations of the Compensation Committee is provided in the section “Executive Compensation” included earlier in this Circular.

Corporate Governance Committee

The Corporate Governance Committee is comprised of Stephen Watt (Chair), J. Ian Giffen and Chris Hewat. Each of Mr. Watt and Mr. Giffen is an independent director. The responsibilities, powers and operation of the Corporate Governance Committee are set out in its written charter, available on the Corporation’s website at www.descartes.com. As described in its charter, the Corporate Governance Committee is responsible for, among other things, assisting the Board of Directors in fulfilling its corporate governance oversight responsibilities. In fiscal 2011, the Corporate Governance Committee’s activities included the following:

•	Reviewed and approved for Board approval the Corporation’s corporate governance framework;

•	Periodically reviewed the Corporation’s corporate governance activities and reporting to the Board on these activities at quarterly Board meetings;

•	Reviewed and recommended for Board approval the statement of corporate governance practices included in this Circular;

•
Reviewed the Corporation’s governing documents and recommended to the Board amendments to the Corporation’s Board of Directors mandate, Audit Committee charter, Compensation Committee charter, and Corporate Governance Committee charter;

•	Reviewed the Code and recommended to the Board certain amendments;

•	Reviewed the Corporation’s director orientation program and recommended to the Board certain amendments;

•	Reviewed the Corporation’s insider trading policy and recommended to the Board certain amendments;

•	Reviewed the Corporation’s Majority Voting Policy and recommended to the Board certain amendments;

•	Conducted an assessment of the performance of the Board, the individual directors, each Board committee and the Chairman of the Board against their respective mandates;

•	Evaluated each director against independence criteria applicable to the Corporation;

•	Reviewed, and recommended to the Board for approval, the Corporation’s emergency preparedness plan; and

•	Introduced and recommended to the Board for adoption a policy relating to director interactions with holders of the Corporation’s Common Shares;

Nominating Committee

The Nominating Committee is comprised of Stephen Watt (Chair) and J. Ian Giffen. Each of Mr. Watt and Mr. Giffen is an independent director.

The responsibilities, powers and operation of the Nominating Committee are set out in its written charter, available on the Corporation’s website at www.descartes.com. The Nominating Committee’s primary function is to assist the Board in identifying and nominating suitable candidates to serve on the Board of Directors and to succeed the current CEO. To identify new candidates to serve on the Board of Directors, the Nominating Committee:

•	Considers the criteria established by the Board for the selection of new directors, which includes professional experience, personal characteristics and Board diversity;

•	Maintains a list of desired competencies, expertise, skills, background and personal qualities for potential candidates for the Board of Directors;

•	Identifies and recommends to the Board individuals qualified and suitable to become Board members, taking into consideration any perceived gaps in the current Board or committee composition; and

•
Maintains a list of suitable candidates for the Board who the Nominating Committee believes meet the identified criteria and whose skills and characteristics complement the existing mix. Potential candidates are approached by the Chair of the Nominating Committee. Candidates meet with the members of the Nominating Committee and the CEO prior to nomination or appointment to review expected contributions and commitment requirements.

In fiscal 2011, the Nominating Committee’s activities included the following:

•	Reviewing the composition of the Board’s committees and recommending to the Board how the Board’s committees be constituted;

•
Recruiting and interviewing candidates for appointment to the Board, including by canvassing Board members for input on individuals considered to have the skills and experience identified by the Nominating Committee as complementary to the skills and experience of existing directors; and

•	Recommending to the Board the nomination of the current members of the Board for election at the annual meeting of the Corporation’s shareholders held on June 2, 2010.

In fiscal 2012, in preparation for the Meeting, the Nominating Committee considered the skills and experience that would complement the skills and experience of those members of the Board who were nominated for re-election at the Meeting. The Nominating Committee recruited for potential new candidates for election to the Board by canvassing other board members and the Nominating Committee’s professional colleagues. In addition, the Nominating Committee canvassed accounting firms (other than the Independent Auditor) to identify additional candidates considered suitable to serve on a public company audit committee. Several candidates were identified, researched and interviewed by the Nominating Committee. The Nominating Committee recommended to the Board that two new directors be nominated for election to the Board at the Meeting. Details of the educational and professional experience and accreditation of these new nominees are included earlier in this Circular under the heading “Matters to be Acted on At the Meeting - 4. Election of Directors”. One of the new nominees, Mr. David Anderson, was initially identified to the Nominating Committee by Mr. Mesher for Mr. Anderson’s experience in the supply chain advisory community. The other new nominee, Mr. Demirian, was initially identified to the Nominating Committee by an accounting firm (not the Independent Auditor) for his accounting and auditing professional background and experience.

Board of Directors, Committee and Individual Director Assessments

The Corporate Governance Committee is responsible for assessing the effectiveness of the Board as a whole and the committees of the Board. Each director is required to complete, on an annual basis, a written evaluation with respect to the performance of the Board; the performance of the committees; and the contributions of other directors to the Board and its committees. The Corporate Governance Committee reviews the evaluations with the Chairman of the Board. The results of the evaluations are summarized and presented to the full Board of Directors. In addition, the Chairman of the Board or a designated member of the Corporate Governance Committee, as appropriate, reviews with each director that director’s peer evaluation findings.

GENERAL

Except where otherwise indicated, information contained herein is given as of the date hereof. Additional information relating to the Corporation can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further financial information for the Corporation’s most recently completed fiscal year is provided in the Corporation’s audited consolidated comparative financial statements for the fiscal year ended January 31, 2011 prepared in accordance with United States Generally Accepted Accounting Principles and Management’s Discussion & Analysis of Results thereon. Shareholders may contact the Corporation’s investor relations department by phone at (519) 746-6114 ext. 2358 or by e-mail at investor@descartes.com to request copies of these documents.

SHAREHOLDER PROPOSALS

Persons entitled to vote at the next annual meeting of the Corporation, and who wish to submit a proposal at that meeting, must submit proposals by January 31, 2012.

APPROVAL BY THE BOARD OF DIRECTORS

The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation. A copy of this Circular has been sent to each director of the Corporation, each shareholder entitled to notice of the Meeting and to the auditors of the Corporation.

Dated as of May 6, 2011.

    J. Scott Pagan
    EVP Corporate Development, General Counsel & Corporate Secretary

SCHEDULE “A”

TEXT OF RESOLUTION REGARDING THE AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

BE IT RESOLVED THAT:

1.
The shareholder rights plan of the Corporation be continued and the Amended and Restated Shareholder Rights Plan Agreement to be made effective as of June 2, 2011 between the Corporation and Computershare Investor Services Inc. (the “Rights Agent”), which amends and restates the Amended and Restated Shareholder Rights Plan Agreement dated May 29, 2008, between the Corporation and the Rights Agent (the “Rights Plan”) and continues the rights issued under the Rights Plan, is hereby approved; and

2.
Any director or officer of the Corporation is hereby authorized to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the above resolution.

A-1

SCHEDULE “B”

SUMMARY OF THE AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

The following is a summary of the features of the Amended Rights Plan. The summary is qualified in its entirety by the full text of the Amended Rights Plan, a copy of which is available on the website of the Corporation at www.descartes.com or also on request from the Corporate Secretary of the Corporation as described in the Circular. All capitalized terms used in this summary without definition have the meanings attributed to them in the Amended Rights Plan unless otherwise indicated.

(a)	Issuance of Rights

One Right was issued by the Corporation for each Common Share outstanding at the close of business on November 29, 2004, the date that the Rights Plan came into effect, and one Right was issued and will continue to be issued for each Common Share of the Corporation after such date and prior to the earlier of the Separation Time and the Expiration Time. The Amended Rights Plan reconfirms the Rights and the Corporation’s authority to continue issuing one new Right for each Common Share issued.

Each Right entitles the registered holder thereof to purchase from the Corporation one Common Share at the exercise price equal to three times the Market Price of the Common Share, subject to adjustment and certain anti-dilution provisions (the “Exercise Price”). The Rights are not exercisable until the Separation Time. If a Flip-in Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, Common Shares having an aggregate market price equal to twice the Exercise Price.

The Corporation is not required to issue or deliver Rights, or securities upon the exercise of Rights, outside Canada or the United States where such issuance or delivery would be unlawful without registration of the relevant Persons or securities. If the Amended Rights Plan would require compliance with securities laws or comparable legislation of a jurisdiction outside Canada and the United States, the Board of Directors may establish procedures for the issuance to a Canadian resident fiduciary of such securities, to hold such Rights or other securities in trust for the Persons beneficially entitled to them, to sell such securities, and to remit the proceeds to such Persons.

(b)	Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing the Common Shares and will be transferable only together with the associated Common Shares. From and after the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued in respect of Common Shares issued prior to the Expiration Time, to each holder (other than an Acquiring Person) converting, after the Separation Time, securities (“Convertible Securities”) convertible into or exchangeable for Common Shares. The Rights will trade separately from the Common Shares after the Separation Time.

(c)	Separation Time

The Separation Time is the Close of Business on the tenth Business Day after the earlier of (i) the “Stock Acquisition Date”, which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person or such later date as may from time to time be determined by the Board of Directors; (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, and the Amended Rights Plan requires such bid to continue to satisfy the requirements of a Permitted Bid or Competing Permitted Bid); and (iii) the date on which a Permitted Bid ceases to qualify as such.  In any case, the Separation Time can be such later date as may from time to time be determined by the Board of Directors. If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made.

(d)	Acquiring Person

In general, an Acquiring Person is a Person who is or becomes the Beneficial Owner of 20% or more of the outstanding Common Shares. Excluded from the definition of “Acquiring Person” are the Corporation and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of one or more or any combination of an acquisition or redemption by the Corporation of Common Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition. The definitions of “Permitted Bid Acquisition”, “Exempt Acquisition”, “Convertible Security Acquisition” and “Pro Rata Acquisition” are set out in the Amended Rights Plan. However, in general:

(i)	a “Permitted Bid Acquisition” means an acquisition of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ii)
an “Exempt Acquisition” means an acquisition of Common Shares in respect of which the Board of Directors has waived the application of the Amended Rights Plan, which was made pursuant to a dividend reinvestment plan of the Corporation, which was made pursuant to the receipt or exercise of rights issued by the Corporation to all the holders of Common Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Common Shares or Convertible Securities (provided that such rights are acquired directly from the Corporation and not from any other Person and provided that the Person does not hereby acquire a greater percentage of Common Shares or Convertible Securities so offered than the Person’s percentage of Common Shares or Convertible Securities beneficially owned immediately prior to such acquisition), which was made pursuant to a distribution by the Corporation of Common Shares or Convertible Securities made pursuant to a prospectus (provided that the Person does not thereby acquire a greater percentage of the Common Shares or Convertible Securities so offered than the percentage owned immediately prior to such acquisition), which was made pursuant to a distribution by the Corporation of Common Shares or Convertible Securities by way of a private placement or a securities exchange take-over bid circular or upon the exercise by an individual employee of stock options granted under a stock option plan of the Corporation or rights to purchase securities granted under a share purchase plan of the Corporation, or which is made pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval;

(iii)
a “Convertible Security Acquisition” means an acquisition of Common Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

(iv)
a “Pro Rata Acquisition” means an acquisition as a result of a stock dividend, a stock split or other event pursuant to which such Person receives or acquires Common Shares or Convertible Securities on the same pro rata basis as all other holders of Common Shares of the same class.

Also excluded from the definition of “Acquiring Person” are underwriters or members of a banking or selling group, acting in such capacity, who are acting in connection with a distribution of securities by way of prospectus or private placement, and a Person in its capacity as an Investment Manager, Trust Corporation, Plan Trustee, Statutory Body, Crown agent or agency or Manager (provided that such Person is not making or proposing to make a Take-over Bid).

(e)	Beneficial Ownership

General
In general, a Person is deemed to Beneficially Own Common Shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Amended Rights Plan. Included are holdings by the Person’s Affiliates (generally, a person that controls, is controlled by, or under common control with another person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person’s Affiliates or Associates has the right to acquire within 60 days (other than (1) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution to the public or pursuant to a private placement of securities; or (2) pursuant to a pledge of securities in the ordinary course of business).

A Person is also deemed to “Beneficially Own” any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert (a “Joint Actor”).  Generally, a Person is a Joint Actor with any Person who is a party to an agreement, arrangement or understanding with the first Person or an Associate or Affiliate thereof to acquire or offer to acquire Common Shares.

Institutional Shareholder Exemptions from Beneficial Ownership
The definition of “Beneficial Ownership” contains several exclusions whereby a Person is not considered to “Beneficially Own” a security. There are exemptions from the deemed “Beneficial Ownership” provisions for institutional shareholders acting in the ordinary course of business. These exemptions apply to (i) an investment manager (“Investment Manager”) which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a “Client”) including, the acquisition or holding of securities for non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable securities laws); (ii) a licensed trust company (“Trust Company”) acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and which holds such security in the ordinary course of its duties for such accounts; (iii) the administrator or the trustee (a “Plan Trustee”) of one or more pension funds or plans (a “Plan”) registered under applicable law; (iv) a Person who is a Plan or is a Person established by statute (the “Statutory Body”), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies; (v) a Crown agent or agency; (iv) a manager or trustee (“Manager”) of a mutual fund (“Mutual Fund”) that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States of America or is a Mutual Fund. The foregoing exemptions only apply so long as the Investment Manager, Trust Company, Plan Trustee, Plan, Statutory Body, Crown agent or agency, Manager or Mutual Fund is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Common Shares or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions.

A Person will not be deemed to “Beneficially Own” a security because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Plan Trustee as another Person or Plan on whose account the Investment Manager, Trust Company or Plan Trustee, as the case may be, holds such security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Investment Manager, Trust Company or Plan Trustee, as the case may be.

Exemption for Permitted Lock-up Agreement
Under the Amended Rights Plan, a Person will not be deemed to “Beneficially Own” any security where the holder of such security has agreed to deposit or tender such security, pursuant to a Permitted Lock-up Agreement, to a Take-over Bid made by such Person or such Person’s Affiliates or Associates or a Joint Actor, or such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or such Person’s Affiliates, Associates or Joint Actors until the earliest time at which any such tendered security is accepted unconditionally for payment or is taken up or paid for.

A Permitted Lock-up Agreement is essentially an agreement between a Person and one or more holders of Common Shares and/or Convertible Securities (the terms of which are publicly disclosed and available to the public within the time frames set forth in the definition of Permitted Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender Common Shares and/or Convertible Securities to the Lock-up Bid and which further (i) permits the Locked-up Person to withdraw its Common Shares and/or Convertible Securities in order to deposit or tender the Common Shares and/or Convertible Securities to another Take-over Bid or support another transaction at a price or value that exceeds the price under the Lock-Up Bid; or (ii) permits the Locked-up Person to withdraw its Common Shares and/or Convertible Securities in order to deposit or tender the Common Shares and/or Convertible Securities to another Take-over Bid or support another transaction at an offering price that exceeds the offering price in the Lock-up Bid by as much as or more than a Specified Amount and that does not provide for a Specified Amount greater than 7% of the offering price in the Lock-up Bid. The Amended Rights Plan therefore requires that a Person making a Take-Over Bid structure any lock-up agreement so as to provide reasonable flexibility to the shareholder in order to avoid being deemed the Beneficial Owner of the Common Shares and/or Convertible Securities subject to the lock-up agreement and potentially triggering the provisions of the Amended Rights Plan.

A Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-Over Bid or other similar limitation on a Locked-up Person’s right to withdraw Common Shares and/or Convertible Securities so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Common Shares and/or Convertible Securities during the period of the other Take-Over Bid or transaction. Finally, under a Permitted Lock-up Agreement, no “break up” fees, “top up” fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2.5% of the price or value of the consideration payable under the Lock-up Bid; and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-Over Bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid; can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares and/or Convertible Securities to the Lock-up Bid or withdraws Common Shares and/or Convertible Securities previously tendered thereto in order to deposit such Common Shares and/or Convertible Securities to another Take-Over Bid or support another transaction.

(f)	Flip-in Event

A Flip-in Event occurs when any Person becomes an Acquiring Person. In the event that, prior to the Expiration Time, a Flip-in Event which has not been waived by the Board of Directors occurs (see “Redemption, Waiver and Termination”), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, an Affiliate or Associate of an Acquiring Person or a Joint Actor (or a transferee of any such Person), which Rights will become null and void) shall constitute the right to purchase from the Corporation, upon exercise thereof in accordance with the terms of the Amended Rights Plan, that number of Common Shares having an aggregate Market Price on the date of the Flip-in Event equal to twice the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments). For example, if at the time of the Flip-in Event the Exercise Price is $75 and the Market Price of the Common Shares is $30, the holder of each Right would be entitled to purchase Common Shares having an aggregate Market Price of $150 (that is, five Common Shares) for $75 (that is, a 50% discount from the Market Price).

(g)	Permitted Bid and Competing Permitted Bid

A Permitted Bid is a Take-over Bid made by way of a Take-over Bid circular and which complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of record of Common Shares, other than the Offeror;

(ii)	the Take-over Bid contains irrevocable and unqualified conditions that:
A.
no Common Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid and the provisions for the take-up and payment for Common Shares tendered or deposited thereunder shall be subject to such irrevocable and unqualified condition;

B.
unless the Take-over Bid is withdrawn, Common Shares may be deposited pursuant to the Takeover Bid at any time prior to the close of business on the date of first take-up or payment for Common Shares and all Common Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

C.
more than 50% of the outstanding Common Shares held by Independent Shareholders must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Common Shares; and

D.
in the event that more than 50% of the then outstanding Common Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Common Shares under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares for not less than 10 Business Days from the date of such public announcement.

A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of (i) the earliest date on which Common Shares may be taken-up or paid for under any earlier Permitted Bid or Competing Permitted Bid that is in existence and (ii) 35 days (or such other minimum period of days as may be prescribed by applicable law in the Province of Ontario) after the date of the Take-over Bid constituting the Competing Permitted Bid.

(h)	Redemption, Waiver and Termination

(i)
Redemption of Rights on Approval of Holders of Common Shares and Rights. The Board of Directors acting in good faith may, after having obtained the prior approval of the holders of Common Shares or Rights, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.000001 per Right, appropriately adjusted for anti-dilution as provided in the Rights Agreement (the “Redemption Price”).

(ii)
Waiver of Inadvertent Acquisition. The Board of Directors acting in good faith may waive or agree to waive the application of the Amended Rights Plan in respect of the occurrence of any Flip-in Event if (i) the Board of Directors has determined that a Person became an Acquiring Person under the Amended Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Common Shares such that at the time of waiver the Person is no longer an Acquiring Person.

(iii)
Deemed Redemption. In the event that a Person who has made a Permitted Bid or a Take-over Bid in respect of which the Board of Directors has waived or has deemed to have waived the application of the Amended Rights Plan consummates the acquisition of the Common Shares, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

(iv)
Discretionary Waiver with Mandatory Waiver of Concurrent Bids. The Board of Directors acting in good faith may, prior to the occurrence of a Flip-in Event as to which the Amended Rights Plan has not been waived under this clause, upon prior written notice to the Rights Agent, waive the application of the Amended Rights Plan to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares. However, if the Board of Directors waives the application of the Amended Rights Plan, the Board of Directors shall be deemed to have waived the application of the Amended Rights Plan in respect of any other Flip-in Event occurring by reason of such a Take-over Bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

(v)
Discretionary Waiver respecting Acquisition not by Take-over Bid Circular. The Board of Directors acting in good faith may, with the prior consent of the holders of Common Shares, determine, at any time prior to the occurrence of a Flip-in Event as to which the application of the Amended Rights Plan has not been waived, if such Flip-in Event would occur by reason of an acquisition of Common Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to holders of Common Shares and otherwise than by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, to waive the application of the Amended Rights Plan to such Flip-in Event. However, if the Board of Directors waives the application of the Amended Rights Plan, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of shareholders called to approve such a waiver.

(vi)
Redemption of Rights on Withdrawal or Termination of Bid. Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

If the Board of Directors is deemed to have elected or elects to redeem the Rights as described above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights is to receive the Redemption Price. Within 10 Business Days of any such election or deemed election to redeem the Rights, the Corporation will notify the holders of the Common Shares or, after the Separation Time, the holders of the Rights.

(i)	Anti-Dilution Adjustments

The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(a)
if there is a dividend payable in Common Shares or Convertible Securities (other than pursuant to any optional stock dividend program, divided reinvestment plan or a dividend payable in Common Shares in lieu of a regular periodic cash dividend) on the Common Shares,

(b)	a subdivision or consolidation of the Common Shares,

(c)
an issuance of Common Shares or Convertible Securities in respect of, in lieu of or in exchange for Common Shares in a reclassification, amalgamation, merger, statutory arrangement or consolidation; or

(d)
if the Corporation fixes a record date for the distribution to all holders of Common Shares of certain rights or warrants to acquire Common Shares or Convertible Securities, or for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than regular periodic cash dividend or a dividend payable in Common Shares) or rights or warrants.

(j)	Supplements and Amendments

The Corporation may make amendments to correct any clerical or typographical error or which are necessary to maintain the validity of the Rights Agreement as a result of any change in any applicable legislation, rules or regulation. Any changes made to maintain the validity of the Amended Rights Plan shall be subject to subsequent confirmation by the holders of the Common Shares or, after the Separation Time, the holders of the Rights.

Subject to the above exceptions, after the meeting, any amendment, variation or deletion of or from the Rights Agreement and the Rights is subject to the prior approval of the holders of Common Shares, or, after the Separation Time, the holders of the Rights.

Under the Rights Agreement, such required approval of the holders of Common Shares regarding any such amendment, variation or deletion shall be deemed to have been given if authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders at a meeting of the holders of Common Shares in compliance with the Rights Agreement.

Under the Rights Agreement, such required approval of the holders of Rights regarding any such amendment, variation or deletion shall be deemed to have been given if authorized by the affirmative vote of a majority of the votes cast by the holders of Rights at a meeting of such holders in compliance with the Rights Plan Agreement.

The Board of Directors reserves the right to alter any terms of or not proceed with the Amended Rights Plan at any time prior to the Meeting if the Board of Directors determines that it would be in the best interests of the Corporation and its shareholders to do so, in light of subsequent developments.

(k)	Expiration

If the Amended Rights Plan is ratified, confirmed and approved at the Meeting, it will become effective immediately following such approval and remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights shall terminate pursuant to the Amended Rights Plan) and the termination of the annual meeting of the Shareholders in the year 2014 unless at or prior to such meeting the Corporation’s shareholders ratify the continued existence of the Amended Rights Plan on the basis described below, in which case the Amended Rights Plan would expire at the earlier of the Termination Time and the termination of the annual meeting of the Corporation’s shareholders in the year 2017.

At or prior to the annual meeting of the shareholders of the Corporation in 2014, provided that a Flip-in Event (as defined in the Amended Rights Plan) has not occurred prior to such time, the Board of Directors shall submit a resolution ratifying the continued existence of Amended Right Plan to: (a) the Independent Shareholders (as defined in the Amended Rights Plan) for their consideration and, if thought advisable, approval; and (b) if required by the rules and regulations of any stock exchange on which the Common Shares are then listed, all holders of Common Shares for their consideration and, if thought advisable, approval.  Unless the majority of the votes cast by the Independent Shareholders and, if the approval of all holders of Common Shares is required pursuant clause (b) of the immediately preceding sentence, the majority of the votes cast by all holders of Common Shares who vote in respect of such resolution are voted in favour of the continued existence of the Amended Rights Plan, the Board of Directors shall, immediately upon the confirmation by the chairman of such shareholders’ meeting of the results of the votes on such resolution and without further formality, be deemed to elect to redeem the Rights issued and outstanding under the Rights Plan.

SCHEDULE “C”

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA per Diluted Share
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” (which we formerly referred to as “Adjusted Net Income”) refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, deferred compensation, stock-based compensation and related taxes) and other charges (for which we include acquisition-related expenses and restructuring charges). Adjusted EBITDA per diluted share divides Adjusted EBITDA by the number of diluted shares used in calculating the GAAP diluted earnings per share, or diluted EPS, measure.

For fiscal periods ended on or before January 31, 2009, costs and expenses of acquisitions, as well as certain costs of restructuring/integrating acquired companies, were capitalized as part of the purchase price for each acquisition. Effective for Descartes’ fiscal year ended January 31, 2010, GAAP changed to require that such costs be expensed in the period incurred rather than recorded as part of goodwill. Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses arising as a result of this accounting change are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA does have limitations. In particular, we have completed nine acquisitions over the past three fiscal years and three acquisitions this fiscal year, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.
The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for Q4FY11, Q3FY11, Q2FY11 and Q1FY11, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	Q4FY11	Q3FY11	Q2FY11	Q1FY11
Net income, as reported on Consolidated Statements of Operations	7.7	1.6	2.0	0.2
Adjustments to reconcile to Adjusted EBITDA:
Investment income	-	-	-	(0.1)
Income tax (recovery) expense	(5.2)	1.0	(0.1)	0.7
Depreciation expense	0.7	0.6	0.6	0.5
Amortization of intangible assets	3.1	3.1	3.0	2.2
Amortization of deferred compensation, stock-based compensation and related taxes	0.3	0.3	0.3	0.3
Acquisition-related expenses	0.2	-	0.5	0.9
Restructuring charges	0.9	0.6	0.3	0.6
Adjusted EBITDA	7.7	7.2	6.6	5.3

Weighted average diluted shares outstanding (thousands)	63,181	62,849	62,718	62,681
Diluted earnings per share	0.12	0.03	0.03	0.00
Adjusted EBITDA per diluted share	0.12	0.11	0.11	0.08

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for the year ended January 31, 2011, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	FY11
Net income, as reported on Consolidated Statements of Operations	11.5
Adjustments to reconcile to Adjusted EBITDA:
Investment income	(0.2)
Income tax recovery	(3.6)
Depreciation expense	2.4
Amortization of intangible assets	11.5
Amortization of deferred compensation, stock-based compensation and related taxes	1.1
Acquisition-related expenses	1.5
Restructuring charges	2.5
Adjusted EBITDA	26.7

Weighted average diluted shares outstanding (thousands)	62,888
Diluted earnings per share	0.18
Adjusted EBITDA per diluted share	0.42

C-1

SCHEDULE “D”

THE DESCARTES SYSTEMS GROUP INC.

MANDATE FOR

THE BOARD OF DIRECTORS
1. PURPOSE
1.
The members of the Board of Directors have the duty to supervise the management of the business and affairs of the Company. The Board, directly and through its committees and the Chairman of the Board shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

2. MEMBERSHIP, ORGANIZATION AND MEETINGS
1.
General — The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; residency requirements; quorum requirements; meeting procedures and notices of meetings are as established by the Canada Business Corporations Act and the by-laws of the Company.

2.
Independence — The Board shall establish independence standards for the directors in accordance with Applicable Requirements (as defined below), and, at least annually, shall affirmatively determine the independence of each director in accordance with these standards. At least a majority of the directors shall be independent in accordance with these standards.

3.
Access to Management and Outside Advisors — The Board shall have unrestricted access to the Company’s management and employees. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Company officer. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

4.
Corporate Secretary and Minutes — The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

5.
Meetings Without Management — The Board shall, at least twice per year, hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.

3. FUNCTIONS AND RESPONSIBILITIES
The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the binding requirements of any stock exchanges on which the Company’s securities are listed and all other applicable laws (collectively, the “Applicable Requirements”).
1.	Strategic Planning
a.
Strategic Plans — At least annually, the Board shall review and, if advisable, approve the Company’s strategic planning process and short- and long-term strategic plan prepared by management. In discharging this responsibility, the Board shall review the plan in light of management's assessment of emerging trends, the competitive environment, risk issues, and significant business practices and products.

b.	Business Plans — The Board shall review and, if advisable, approve the Company’s annual business plans.
c.
Monitoring — At least annually, the Board shall review management's implementation of the Company’s strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

D-1

2.	Risk Management
a.
General — The Board shall, with the assistance of the Audit Committee, review the factors identified by management in its annual and interim disclosures as factors that may affect future financial results and review the strategies identified by management to manage these factors.

b.
Review of Controls — The Board shall, with the assistance of the Audit Committee, review the internal, financial, non-financial and business control and information systems that have been established by management and review the standards of corporate conduct that management is applying to these controls.

3.	Human Resource Management
a.	General — At least annually, the Board shall, with the assistance of the Compensation Committee, review the Company’s approach to human resource management and executive compensation.
b.
Succession Review — At least annually, the Board shall, with the assistance of the Compensation Committee and the Corporate Governance Committee, as applicable, review the Chairman of the Board, the Chief Executive Officer and the senior management succession plans of the Company.

c.	Integrity of Senior Management — The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior management.
4.	Corporate Governance
a.	General — At least annually, the Board shall, with the assistance of the Corporate Governance Committee, review the Company’s approach to corporate governance.
b.
Director Independence — At least annually, the Board shall, with the assistance of the Corporate Governance Committee, evaluate the director independence standards established by the Board and the Board's ability to act independently from management in fulfilling its duties.

c.
Ethics Reporting — At least annually, the Board shall, with the assistance of the Corporate Governance Committee, review reports provided by management relating to compliance with, or material deficiencies of, the Company’s Code of Business Conduct and Ethics.

5.	Financial Information
a.
General — At least annually, the Board shall, with the assistance of the Audit Committee, review the Company’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b.
Integrity of Financial Information — The Board shall, with the assistance of the Audit Committee, review the integrity of the Company’s financial information and systems, the effectiveness of internal controls and management's assertions on internal control and disclosure control procedures.

6.	Communications
a.
General — At least annually, the Board in conjunction with the Chief Executive Officer shall review the Company’s overall communications strategy, including measures for receiving feedback from the Company’s shareholders.

b.
Disclosure — At least annually, the Board shall review management's compliance with the Company’s disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Company’s disclosure policies and procedures.

7.	Committees of the Board
a.
Board Committees — The Board has established the following committees of the Board: the Compensation Committee; the Audit Committee; the Corporate Governance Committee; and the Nominating Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

b.
Committee Mandates — The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each mandate shall be reviewed, and, based on recommendations of the Corporate Governance Committee and the Chairman of the Board, as applicable, approved by the Board.

c.	Delegation to Committees — The Board has delegated for approval or review the matters set out in each Board committee's mandate to that committee.
d.	Consideration of Committee Recommendations — As required, the Board shall consider for approval the specific matters delegated for review to Board committees.
e.
Board/Committee Communication — To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

4. DIRECTOR ORIENTATION AND EVALUATION
1.	Each new director shall participate in the Company’s initial and any ongoing orientation program.
2.	At least annually, the Board shall evaluate and review the performance of the Board, each of its committees, each of the directors and the adequacy of this mandate.

5. CURRENCY OF THE BOARD MANDATE
This mandate was last revised and approved by the Board on March 10, 2009.

D-2

The Descartes Systems Group Inc.
Corporate Headquarters
120 Randall Drive
Waterloo, Ontario N2V 1C6 Canada
Tel: +1 (519) 746-8110
Toll Free +1 (800) 419-8495
Fax: +1 (519) 747-7037
e-mail: info@descartes.com

www.descartes.com